Exhibit 4.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2020

As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Nuvei”, “we”, “us” or “our” refer to Nuvei Corporation together with our subsidiaries, on a consolidated basis.

This MD&A dated March 10, 2021 should be read in conjunction with the Company’s audited annual Consolidated Financial Statements, along with the related notes thereto. The financial information presented in this MD&A is derived from the Company’s audited Consolidated Financial Statements for the year ended December 31, 2020 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are in U.S. dollars except where otherwise indicated. Additionally, tables included in this MD&A are presented in 000’s of U.S. dollars, unless otherwise indicated. This MD&A is presented as of the date of the audited Consolidated Financial Statements and is current to that date unless otherwise stated.

Forward-Looking Information

This MD&A contains “forward-looking information” within the meaning of applicable securities laws, including Nuvei’s outlook on total volume, revenue and Adjusted EBITDA for the three months ending March 31, 2021 and the year ending December 31, 2021. Nuvei’s outlook on revenue and Adjusted EBITDA also constitutes “financial outlook” within the meaning of applicable securities laws and is provided for the purposes of assisting the reader in understanding the Company’s financial performance and measuring progress toward management’s objectives and the reader is cautioned that it may not be appropriate for other purposes. Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to those described under “Risks Factors”. Forward-looking information is based on management’s beliefs and assumptions and on information currently available to management. Particularly, management’s assessments of, and outlook for, total volume, revenue and Adjusted EBITDA set out herein are generally based on the following assumptions: (a) Nuvei’s results of operations will continue as expected, (b) the Company will continue to effectively execute against its key strategic growth priorities, despite the current COVID-19 pandemic and measures taken to contain the virus, (c) the Company will continue to retain and grow its existing customer base while adding new customers, (d) the Company will not complete any acquisitions or divestitures, (e) economic conditions will remain relatively stable throughout the period, (f) the industries Nuvei operates in will continue to grow consistent with past experience, (g) there will be no fluctuations in currency exchange rates and volatility in financial markets, (h) there will be no changes in legislative or regulatory matters that negatively impact Nuvei’s business, and (i) current tax laws will remain in effect and will not be materially changed. Although the forward-looking information contained in this MD&A is based upon what management believes are reasonable assumptions, you are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained in this MD&A is provided as of the date of this MD&A, and the Company does not undertake to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Overview

We are a global provider of payment technology solutions to merchants and partners in North America, Europe, Asia Pacific and Latin America. We believe we are differentiated by our proprietary technology platform, which is purpose-built for high-growth mobile commerce and eCommerce markets. Our focus on technology, innovation and security enables us to design and develop solutions that are tailored for these markets. Our solutions span the entire payments stack and include a fully integrated payments engine with global processing capabilities, a turnkey solution for frictionless checkout experiences and a broad suite of data-driven business intelligence tools and risk management services. Through a single integration, we believe our technology platform makes it simple for merchants and partners to securely accept payments in over 200 markets and nearly 150 currencies, and for their customers to transact using 455 alternative payment methods (“APMs”). We leverage our deep industry expertise and thought leadership in mobile commerce and eCommerce payments to serve merchants of all sizes, from small-and-medium sized businesses (“SMBs”) to large enterprises, operating in some of the most complex verticals across multiple geographic markets.

We are a single source provider of a comprehensive suite of payment solutions. Our solutions are designed to support the entire lifecycle of a transaction across mobile or in-app, online (via Application Programming Interface (“API”) or multi-feature cashier), unattended and in-store channels while providing what we believe is a superior payments experience. Our solutions include:

•	End-to-end processing including multi-currency authorization and settlement;

•	Global gateway that is acquirer- and processor-agnostic;

•	Turnkey checkout solution designed to increase sales conversions and simplify checkout for consumers;

•	Smart routing technology to maximize payment authorization rates;

•	Localization capabilities allowing acceptance of nearly 150 currencies and 455 APMs and support of 28 languages (including multiple regional varieties of English);

•	Dynamic currency management solutions;

•	Risk and chargeback management and fraud prevention tools;

•	Flexible and rapid merchant enrollment, underwriting and onboarding platform;

•	Enhanced reconciliation tools that simplify merchants’ cash flow management; and

•	Unified reporting regardless of payment type or geographic market.

We sell and distribute our solutions globally through three primary channels: direct sales, indirect sales and strategic platform integrations. Our approach to distribution is designed to enable us to efficiently market our payments and technology solutions at scale and is customized by both region and vertical to optimize sales. By relying on our local sales teams and indirect partners who act as trusted technology providers to our merchants, we believe we are able to serve more merchants globally and grow with them as they grow their businesses and expand into new markets.

Our revenue is primarily sales volume and transaction-based, generated from merchants’ daily sales and through various fees for value-added services provided to our merchants. We also generate subscription revenue from our business intelligence tools, merchant dashboards and other technology solutions, for which we typically charge flat subscription fees monthly. Our revenue is largely recurring in nature due to the mission-critical nature of our product and service offerings and deep integration of our payments technology into our merchants’ Enterprise Resource Planning (ERP) systems. Additionally, our model has delivered rapid growth in mobile commerce and eCommerce revenue. We believe the depth and breadth of our payment capabilities help merchants establish and expand their presence in emerging commerce channels across many markets. This enables us to develop long-standing relationships with our merchants, which in turn drive strong retention and significant cross-selling opportunities.

Initial Public Offering (“IPO”) and Base Shelf Prospectus

On September 22, 2020, the Company filed a prospectus with the securities regulatory authorities in each of the provinces and territories of Canada in connection with an IPO of 29,171,050 Subordinate Voting Shares at the offering price of $26.00 per Subordinate Voting Share in the capital of the Company. The net proceeds of $715.5 million were used to repay in full the principal amount, outstanding original issue discount and accrued interest, on the unsecured convertible debenture due to shareholders in the amount of $93.4 million and to deleverage the Company’s financial position by repaying $615.6 million aggregate principal amount of term loans.

On December 7, 2020, Nuvei filed a short form base shelf prospectus with the securities regulatory authorities in each of the provinces and territories of Canada. The base shelf prospectus will allow Nuvei and certain of its security holders to qualify the distribution by way of prospectus in Canada of up to US $850.0 million of subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the base shelf prospectus is effective.

Acquisitions

On August 1, 2019, the Company acquired SafeCharge International Group Limited (“SafeCharge”), a European based payment service company for $5.55 in cash for each SafeCharge share, which valued the fully diluted share capital of SafeCharge at approximately $872.5 million. SafeCharge was an attractive business with one of the leading positions in the high growth eCommerce payments market. The acquisition of SafeCharge, referred to as the “SafeCharge acquisition”, provided many benefits to us including:

•	broadening our merchant portfolio to include large enterprises operating in high growth verticals, such as regulated online gaming and regulated financial services;

•	expanding our presence in some of the most attractive and high-growth international markets with increasing adoption of APMs; and

•	augmenting our technology platform, adding global acquiring, global pay-out capabilities and proprietary back-end processing.

On November 2, 2020, the Company acquired Smart2Pay Technology & Services B.V. (“Smart2Pay”), a payment services provider headquartered in the Netherlands for a total consideration of $336.6 million. We believe that the Smart2Pay acquisition further positions us as a leader in eCommerce payments by:

•	expanding our network of distribution partners to include payment service providers and financial institutions and large enterprises in Europe;

•	enhancing our vertical expertise in social gaming and online marketplaces;

•	expanding our presence in some of the most attractive and high-growth international markets with increasing adoption of APMs; and

•	expanding our global footprint and allowing us to reach and serve more merchants of varying sizes in different regions of the world.

On January 1, 2021, Nuvei closed its previously announced acquisition of substantially all the assets of Base Commerce, LLC (“Base Commerce”). Management believes that the Base Commerce acquisition further positions us as a leader in eCommerce payments by:

•	expanding Nuvei’s product capabilities with a proprietary automated clearing house (“ACH”) processing platform;

•	further diversifying its acquiring portfolio;

•	enhancing sponsor bank coverage; and

•	enlarging the Company’s distribution network

Impact of COVID-19 on our Operations

In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. In response, many governments, states, cities and other geographic regions implemented preventive or protective actions such as temporary closures of businesses, quarantines or shelter-in-place orders. As a result, in March 2020, our year-over-year volume growth (on a combined basis including SafeCharge as if the SafeCharge acquisition had occurred on

January 1, 2019) began to slow. However, our eCommerce merchants continued to perform as compared to the prior year.

In response to the COVID-19 pandemic, we adopted a “people-first” approach, prioritizing the health and safety of our employees and local communities and quickly deploying all employees to a “work from home” model. There were no employee layoffs or furloughs because of the COVID-19 pandemic. We implemented our business continuity plan, which included merchant portfolio management (enhanced review and monitoring of merchants in affected industries; amended billing process from monthly to daily) and supply chain management (outreach to ensure continuity of service or supply; negotiated discounts where applicable).

The COVID-19 pandemic has disrupted the economy and put unprecedented strains on governments, health care systems, businesses and individuals around the world. The impact and duration of the COVID-19 pandemic are difficult to assess or predict. The spread of COVID-19 has caused us to modify our business practices to help minimize the risk of the virus to our employees, our partners, our merchants and their customers, and the communities in which we participate. The extent and continued impact of the COVID-19 pandemic on our business will depend on certain developments, including: the duration and spread of the outbreak; government responses to the pandemic; the impact on our customers and our sales cycles; the impact on customer, industry or employee events; and the effect on our partners, merchants and their customers, third-party service providers, customers and supply chains, all of which are uncertain and cannot be predicted. Accordingly, there is a higher level of uncertainty with respect to management’s judgments, assumptions and estimates. Please refer to “Risks Relating to Our Business and Industry – The ongoing COVID-19 pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic, could materially impact our business and future results of operations and financial condition”, for additional detail on how COVID-19 may impact our future results.

Non-IFRS Measures

Nuvei’s annual Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. The information presented in this MD&A includes non-IFRS financial measures, namely Adjusted EBITDA, Adjusted net income, Adjusted net income per share, and Adjusted net income per diluted share. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Adjusted EBITDA and Adjusted net income are used to provide investors with a supplemental measure of the Company’s operating performance and thus highlight trends in Nuvei’s core business that may not otherwise be apparent when relying solely on IFRS measures. The Company’s management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Nuvei’s management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. The Company’s management believes Adjusted EBITDA and Adjusted net income are important supplemental measures of Nuvei’s performance, primarily because they and similar measures are used widely among others in the payments industry as a means of evaluating a company’s underlying operating performance. Adjusted EBITDA is defined as net income (loss) before finance costs, finance income, depreciation and amortization, income taxes expense/recovery, acquisition, integration and severance costs, share-based payments, net gain/loss on foreign currency exchange, and other. Adjusted net income is defined as net income (loss) before acquisition, integration and severance costs, share-based payments, net gain/loss on foreign currency exchange, amortization of certain intangible assets created by business combinations, and the related income tax expense or recovery for these items. Adjusted net income also excludes change in redemption value of liability-classified common and preferred shares and accelerated amortization of deferred transaction costs and loss on debt modification.

Reconciliation of Adjusted EBITDA to net income (loss)

Adjusted EBITDA is defined as net income (loss) before finance costs, finance income, depreciation and amortization, income taxes expense (recovery), acquisition, integration and severance costs, share-based payments, net loss (gain) on foreign currency exchange, and other.

The following table reconciles Adjusted EBITDA to net income (loss) for the periods indicated:

	Three months ended December 31		Year ended December 31
(In thousands of U.S. dollars)	2020	2019	2020	2019
	$	$	$	$
Net income (loss)	22,577	(3,077)	(103,670)	(69,465)
Finance cost (recovery)	(1,257)	19,254	170,111	90,640
Finance income	(1,257)	(1,130)	(5,427)	(5,188)
Depreciation and amortization	18,410	17,041	69,673	51,125
Income tax expense (recovery)	(892)	(4,160)	3,087	(4,699)
Acquisition, integration and severance costs (a)	4,673	2,785	9,970	19,914
Share-based payments (b)	3,200	227	10,407	994
Net loss (gain) on foreign currency exchange (c)	4,780	1,018	7,898	3,620
Legal settlement costs and other (d)	1,079	(16)	933	259

Adjusted EBITDA(e)	51,313	31,942	162,982	87,200
Advance from third party—merchant residual received(f)	2,946	4,303	12,469	11,671

(a)	These expenses relate to:

(i)

professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities during the period and our IPO, which were $5,669 and $10,852 for the three months and year ended December 31, 2020, respectively (December 31, 2019—$2,328 and $19,881, respectively). These costs are presented in the professional fees line item of selling, general and administrative expenses.

(ii)

acquisition-related compensation, which was $80 and $803 for the three months and year ended December 31, 2020, respectively (December 31, 2019 – $241 and $964, respectively). These costs are presented in the employee compensation line item of selling, general and administrative expenses.

(iii)

change in deferred purchase consideration for previously acquired businesses, which was a gain of $1,200 and $2,470 for the three months and year ended December 31, 2020, respectively (December 31, 2019—$117 and $2,415, respectively). These adjustments are presented in selling, general and administrative expenses.

(iv)

severances, which were $121 and $741 for the three months and year ended December 31, 2020, respectively (December 31, 2019 – $296 and $1,187, respectively), and integration expenses. Severance costs are presented in the employee compensation line item of selling, general and administrative expenses.

(b)	These expenses represent non-cash expenses recognized in connection with stock options and other awards issued under share-based plans.
(c)	This includes losses on foreign currency exchange included in selling, general and administration expenses.
(d)

This line item primarily represents legal settlements and associated legal costs reached outside of the normal course of business, which were $203 and $589 for the three months and year ended December 31, 2020 (December 31, 2019—$292 and $716), as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in the other line item of the selling, general and administrative expenses.

(e)	Adjusted EBITDA is a non-IFRS measure that the Company uses to assess its operating performance and cash flows.
(f)

Commencing in 2018, the Company entered into various agreements with a single third-party independent sales organization to acquire the rights to future cash flows from a portfolio of merchant contracts.

Reconciliation of Pro Forma Transaction Adjusted Revenue to Revenue

	Three months ended December 31		Year ended December 31
(In thousands of U.S. dollars)	2020	2019	2020	2019
	$	$	$	$
Revenue	115,881	79,327	375,046	245,816
SafeCharge Revenue (prior to SafeCharge acquisition)(a)	—	—	—	92,293
Adjustments(a)(b)	—	—	—	(26,345)
Smart2Pay Revenue (prior to Smart2Pay acquisition)	3,619	8,580	31,515	30,187

Pro Forma Transaction Adjusted Revenue	119,500	87,907	406,561	341,951

(a)	Refer to “Selected Consolidated Financial Information” in the Company’s supplemented prep prospectus dated September 16, 2020.
(b)

Eliminates interchange fees from SafeCharge revenue to show revenue on a net basis, consistent with Nuvei’s revenue recognition policy. Prior to the SafeCharge acquisition, SafeCharge recorded revenue on a gross basis, including interchange fees. In contrast, Nuvei records revenue on a net basis, with interchange fees recorded as a reduction of revenue.

Reconciliation of Adjusted net income to net income (loss)

Adjusted net income is defined as net income before acquisition, integration and severance costs, share-based payments, net gain/loss on foreign currency exchange, amortization of acquisition-related intangible assets, and the related income tax expense or recovery for these items. Adjusted net income also excludes change in redemption value of liability-classified common and preferred shares and accelerated amortization of deferred transaction costs / loss on debt modification.

The following table reconciles Adjusted net income to net income (loss) for the periods indicated:

	Three months ended December 31		Year ended December 31
(In thousands of U.S. dollars except for per share amounts)	2020	2019	2020	2019
	$	$	$	$
Net income (loss)	22,577	(3,077)	(103,670)	(69,465)

Change in redemption value of liability-classified common and preferred shares (a)	—	3,616	76,438	41,744
Accelerated amortization of deferred transaction costs / loss on debt modification(b)	—	—	24,491	4,830
Amortization of acquisition-related intangible assets (c)	16,008	14,612	59,219	42,846
Acquisition, integration and severance costs (d)	4,673	2,785	9,970	19,914
Share-based payments (e)	3,200	227	10,407	994
Net loss (gain) on foreign currency exchange (f)	1,029	(10,725)	18,918	(11,680)
Legal settlement costs and other (g)	1,079	(16)	933	259

Adjustments	25,989	10,499	200,376	98,907
Income tax expense related to adjustments[h]	(2,074)	(2,058)	(7,720)	(7,096)

Adjusted net income (loss) (i)	46,492	5,364	88,986	22,346
Adjusted net income per share attributable to common shareholders of the Company (j)
Basic	0.34	0.06	0.88	0.35
Diluted	0.33	0.06	0.84	0.33

(a)

This line item represents change in redemption value related to shares classified as liabilities prior to the IPO. As part of the IPO, the shares were converted into equity as Subordinate Voting Shares. These expenses are included in finance costs.

(b)

With the repayment of long-term debt from the IPO proceeds, the associated deferred transaction costs were recognized in finance costs on an accelerated pro-rata basis. Additionally, in 2019 a loss on debt modification was recognized because of the incremental debt taken to fund the SafeCharge acquisition.

(c)

This line item relates to amortization expense taken on intangible assets created from the purchase price adjustment process on acquired companies and businesses and from the acquisition of all the outstanding shares of Pivotal Holdings Ltd. by Nuvei in September 2017, and excludes amortization expense related to capitalized development costs incurred in the normal course of operations.

(d)	These expenses relate to
(i)

professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities during the period and our IPO, which were $5,669 and $10,852 for the three months and year ended December 31, 2020, respectively (December 31, 2019—$2,328 and $19,881, respectively). These costs are presented in the professional fees line item of selling, general and administrative expenses.

(ii)

acquisition-related compensation, which was $80 and $803 for the three months and year ended December 31, 2020, respectively (December 31, 2019 – $241 and $964, respectively). These costs are presented in the employee compensation line item of selling, general and administrative expenses.

(iii)

change in deferred purchase consideration for previously acquired businesses, which was a gain of $1,200 and $2,470 for the three months and year ended December 31, 2020, respectively (December 31, 2019—$117 and $2,415, respectively). These adjustments are presented in selling, general and administrative expenses.

(iv)

severances, which were $121 and $741 for the three months and year ended December 31, 2020, respectively (December 31, 2019 – $296 and $1,187, respectively), and integration expenses. Severance costs are presented in the employee compensation line item of selling, general and administrative expenses.

(e)	These expenses represent non-cash expenses recognized in connection with stock options and other awards issued under share-based plans.
(f)	This includes gains or losses on foreign currency exchange included in finance costs and selling, general and administration expenses.
(g)

This line item primarily represents legal settlements and associated legal costs reached outside of the normal course of business, which were $203 and $589 for the three months and year ended December 31, 2020 (December 31, 2019—$292 and $716), as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in the other line item of the selling, general and administrative expenses.

(h)	This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.
(i)	Adjusted net income is a non-IFRS measure that the Company uses to further assess its operating performance.
(j)	Adjusted net income per diluted share is calculated using stock options outstanding at the end of each period on a fully diluted basis if they were in-the-money at that time.

Key Performance Indicator

We monitor the following key performance indicator to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicator may be calculated in a manner that differs from similar key performance indicators used by other companies.

Total Volume: We believe total volume is an indicator of performance of our business. Total volume and similar measures are used widely among others in the payments industry as a means of evaluating a company’s performance. We define total volume as the total dollar value of transactions processed in the period by merchants under contractual agreement with us. Total volume does not represent revenue earned by us. Total volume encompasses both acquiring volume, where we are in the flow of funds in the settlement transaction cycle, and gateway/technology volume, where we provide our gateway/technology services but are not in the flow of funds in the settlement transaction cycle. Since our revenue is primarily sales volume and transaction-based, generated from merchants’ daily sales and through various fees for value-added services provided to our merchants, fluctuations in total volume will generally impact our revenue.

Outlook

Nuvei anticipates total volume, revenue and adjusted EBITDA to be in the following ranges:

(In U.S. dollars)	Three months ending March 31, 2021	Year ending December 31, 2021
	$	$
Total Volume (in billions)	19 - 20	81 - 87
Revenue (in millions)	136 - 142	570 - 600
Adjusted EBITDA (in millions)	60 - 63	252 - 265

The above financial outlook is based on a number of assumptions as described under “Forward-Looking Information” in this MD&A.

Summary of Factors Affecting Our Performance

We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below and in the “Risks Relating to Our Business and Industry” section.

Growth with our Existing Merchants. Our success is directly correlated with our merchants’ success. We focus on the high-growth mobile and eCommerce markets and we will grow alongside our existing merchants as they grow their business and expand into new markets. In addition, our existing customers represent a significant opportunity to cross-sell and up-sell products and services with limited incremental sales and marketing expenses. As our merchants increase their business volume, we can offer more solutions from our Native Commerce Platform. Our future revenue growth and achieving and maintaining profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of solutions.

Ability to Acquire New Merchants and Partners. Our future revenue growth will also largely depend upon the effectiveness of our sales and marketing efforts, both domestically and internationally. We have significant sales and marketing experience in capturing and serving SMBs in North America and large enterprises in Europe. We intend to leverage this experience and enable merchant base expansion by targeting large enterprises in North America, with a focus in the mobile commerce and eCommerce channels. We also plan to expand and deepen our footprint in geographies where we have an emerging presence today, such as Asia Pacific and Latin America. Key to our success in achieving merchant base expansion is continued investment in our direct sales team and further leveraging our broad and diversified network of distribution partners.

Investment in our Technology and Product Portfolio. We believe our technology-first culture enables us to enhance our offerings to remain at the forefront of payments innovation. Specifically, our Native Commerce Platform enables us to deliver comprehensive payments and technology solutions to power a convenient and secure transaction experience for our merchants and their customers. Further investment in this platform is necessary to expand and keep technologically current our portfolio of services to our merchants. Close collaboration with our merchants through ongoing communication and feedback loop is also key, as it enables a better design and delivery of solutions that meet their specific and evolving needs.

Ability to Maintain and Add to our Acquiring Banks Relationships. We have built strong relationships with acquiring banks in North America. The maintenance and/or expansion of these relationships and strong collaboration on maintaining adequate procedures in monitoring the risk profile of our merchant base will be a key enabler in the pursuit of our growth strategies.

Adapt to Regulatory Changes. The nature of our product and services offerings necessitates that we adhere to strict regulatory regimes in the countries that we operate. Our operational teams are fully versed in the varying regulatory requirements. As regulations change, we will continue to upskill and modify, as appropriate, our merchant underwriting, risk management, Know Your Client and Anti Money Laundering capabilities, in as seamless as possible a manner to minimize disruption to our merchants’ businesses.

Successful Execution on Recent and Future Acquisitions. We intend to augment our organic growth with strategic and tactical acquisitions. Critical to our success is continuing to be highly disciplined in integrating recent acquisitions, such as SafeCharge, Smart2Pay and the Base Commerce acquisition, and future acquisitions into our Company in a manner that allows us to fulfill the potential that these acquisitions bring.

Economic conditions and resulting consumer spending trends. Changes in macro-level consumer spending trends, including COVID-19, could affect the total volume processed on our platform, thus resulting in fluctuations to our revenue.

Key Components of Results of Operations

Revenue

Merchant Transaction and Processing Services. Revenue from the Company’s merchant transaction and processing services revenue are derived primarily from eCommerce and retail point-of-sale payment processing services, and stem from relationships with individual merchants. Additionally, transaction and processing services revenue stem from contracts with financial institutions and other merchant acquirers, the terms of which generally range from three to five years. The contracts stipulate the types of services and set forth how fees will be incurred and calculated. Merchant transaction and processing services revenue are generated from processing electronic payment transactions for merchants.

The Company’s transaction and processing revenue is primarily comprised of (a) fees calculated based on a percentage of monetary value of transactions processed; (b) fees calculated based on number of transactions processed; (c) service fees; or (d) some combination thereof that are associated with transaction and processing services.

The Company presents revenue net of the interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks.

Other Revenue. The Company may sell hardware (“point-of-sale equipment”) as part of its contracts with customers. Hardware consists of terminals or gateway devices. The Company does not manufacture hardware but purchases hardware from third party vendors and holds the hardware in inventory until purchased by a customer.

For more information on our revenue recognition policies, refer to Note 3 of the Consolidated Financial Statements.

Cost of Revenue

Processing costs. Processing fees consist of fees paid to processing suppliers. When we are the primary obligor providing payment processing services, we record processing fees paid to processing suppliers as a cost of revenue. If we are not the primary obligor providing payment processing services, processing fees are netted from the revenue recorded for such transaction and we do not record separate processing fees as a cost of revenue.

Costs of goods sold. Costs of goods sold consist primarily of costs associated with selling point-of-sale equipment, such as the cost of acquiring the equipment, including purchase price, expenses associated with a third-party fulfillment company, shipping and handling and inventory adjustments.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses primarily represent the amounts associated with (i) commissions, (ii) depreciation and amortization, and (iii) employee compensation.

Commissions. Commissions are comprised of incentives paid to third party agents for referring merchants.

Depreciation. Depreciation consists of depreciation of property and equipment, primarily terminals, office and computer equipment, furniture and fixtures, leasehold improvements and right of use assets over buildings. We calculate depreciation using the straight-line method over the useful life of the relevant asset or over the remaining lease term, as applicable.

Amortization. Amortization consists primarily of amortization of intangible assets, which consist of internally generated and externally purchased software that is used in providing processing services to customers. It also includes trademarks, technologies and partner and merchant relationships, that are acquired by the Company. These intangible assets are amortized on a straight-line basis over the course of the relevant asset’s useful life.

Employee compensation. Employee compensation consists of salaries and compensation paid to our employees except for share-based payments. The employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, operations, as well as various business support functions.

Selling, general and administrative expenses also consist of transaction losses, professional fees, share-based payments, contingent consideration adjustment, net (gain) loss on foreign currency exchange, and other.

We anticipate increases in general and administrative expenses as we incur the costs of compliance associated with being a public company, including increased accounting and legal expenses. See “Risks Relating to Regulation” section.

Net Finance Costs

Net finance costs primarily represent amounts associated with:

Net (gain) loss on foreign currency exchange. Our Canadian subsidiary, which has Canadian dollars as its functional currency, has U.S.- denominated debt. This debt is translated into the Canadian functional currency using the exchange rates prevailing at the date of the transactions or when items are re-measured at the end of the reporting period. The resulting gains and losses subsequently being recognized are recorded in finance costs.

Interest on loans and borrowings Interest expense consists primarily of interest incurred on the (i) term loans outstanding under the Credit Facilities and (ii) unsecured convertible debenture issued by the Company to certain of its shareholders as part of the SafeCharge acquisition, which were partially redeemed in December 2019 and the remainder converted into shares or redeemed with the IPO proceeds.

Change in redemption amount of liability classified common and preferred shares. The Company and a subsidiary of the Company issued common and preferred shares that were redeemable, under certain conditions, at a fixed price plus an amount equal to 10% to 15% of the initial value calculated on an annual basis or at fair value. The change in redemption amount of the liability classified shares issued by the Company and the Company’s subsidiary was recognized in the statement of profit or loss and comprehensive loss using the effective interest rate. These shares were converted into Subordinate Voting Shares as part of the IPO process.

Interest income on advances to third parties. Commencing in Fiscal 2018, the Company issued advances to a third-party independent sales organization. Under the agreements with the third-party independent sales organization, the Company acquired the rights to cash flows from a portfolio of merchant contracts. The agreements provide for minimum guaranteed payments for the first three years. After the first three years, the portfolio of merchants is fixed, and the cash flows are no longer guaranteed at which point the receipts will flow through the consolidated statement of profit or loss.

Income tax expense

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income (loss).

Results of Operations

The following table outlines our consolidated profit or loss and comprehensive loss information for the three months and year ended December 31, 2020 and 2019:

(In thousands of U.S. dollars except for share and per share amounts)	Three months ended December 31		Year ended December 31
	2020	2019	2020	2019
	$	$	$	$
Revenue	115,881	79,327	375,046	245,816
Cost of revenue	23,519	13,075	69,255	40,758

Gross profit	92,362	66,252	305,791	205,058
Selling, general and administrative expenses	73,191	55,365	241,690	193,770

Operating profit	19,171	10,887	64,101	11,288
Finance income	(1,257)	(1,130)	(5,427)	(5,188)
Finance costs (recovery)	(1,257)	19,254	170,111	90,640

Net finance costs	(2,514)	18,124	164,684	85,452

Income (loss) before income tax	21,685	(7,237)	(100,583)	(74,164)
Income tax expense (recovery)	(892)	(4,160)	3,087	(4,699)

Net income (loss)	22,577	(3,077)	(103,670)	(69,465)
Other comprehensive income (loss)
Foreign operations – foreign currency translation differences	18,394	(10,068)	32,855	(9,225)

Total comprehensive income (loss)	40,971	(13,145)	(70,815)	(78,690)

Net income (loss) attributable to:
Common shareholders of the Company	21,726	(3,587)	(106,230)	(70,502)
Non-controlling interest	851	510	2,560	1,037

	22,577	(3,077)	(103,670)	(69,465)

Comprehensive income (loss) attributable to
Common shareholders of the Company	40,120	(13,655)	(73,375)	(79,727)
Non-controlling interest	851	510	2,560	1,037

	40,971	(13,145)	(70,815)	(78,690)

Weighted average number of common shares outstanding(a)
Basic	135,837,128	75,751,716	98,681,060	61,483,675
Diluted	139,929,183	75,751,716	98,681,060	61,483,675
Net income (loss) per share attributable to common shareholders of the Company
Basic	0.16	(0.05)	(1.08)	(1.15)
Diluted	0.16	(0.05)	(1.08)	(1.15)

(a)

The weighted average number of common shares outstanding previous to the IPO has been adjusted to take into consideration the Reorganization discussed in Note 17 of the Consolidated Financial Statements.

Results of Operations for the Three Months Ended December 31, 2020 and 2019

Revenue

(In thousands of U.S. dollars, except for percentages)	Three months ended December 31
	2020	2019	Change	Change
	$	$	$	%
Revenue	115,881	79,327	36,554	46

For the three months ended December 31, 2020, revenue increased by $36.6 million or 46% as compared to the three months ended December 31, 2019. The increase is due to total volume growth primarily driven by organic growth and partly due to the Smart2Pay acquisition in November 2020.

Total volume increased from $9.1 billion in the three months ended December 31, 2019 to $13.9 billion in the three months ended December 31, 2020, an increase of $4.8 billion or 53%.

On a combined basis as if the SafeCharge and Smart2Pay acquisitions had occurred on January 1, 2019, total volume would have been $14.1 billion in the three months ended December 31, 2020, compared to $9.5 billion in the three months ended December 31, 2019, an increase of $4.6 billion or 48%.

Assuming the SafeCharge acquisition and Smart2Pay acquisition had occurred on January 1, 2019, revenue would have been $119.5 million for the three months ended December 31, 2020, compared to $87.9 million for the three months ended December 31, 2019, an increase of $31.6 million or 36%.

Cost of Revenue

(In thousands of U.S. dollars, except for percentages)	Three months ended December 31
	2020	2019	Change	Change
Cost of revenue	$23,519	$13,075	$10,444	80%
As a percentage of revenue	20.3%	16.5%

For the three months ended December 31, 2020, cost of revenue increased by $10.4 million or 80% as compared to the three months ended December 31, 2019 due to an increase of $11.0 million or 98% in processing costs, partially offset by a decrease in cost of goods sold of $0.6 million.

The increase in processing costs is primarily driven by organic growth and the inclusion of Smart2Pay as of November 2020. Cost of revenue as a percentage of revenue increased from 16.5% for the three months ended December 31, 2019 to 20.3% for the three months ended December 31, 2020 due to SafeCharge and Smart2Pay having a higher cost of revenue than Nuvei’s operation in the North American market due to costs associated with its merchant servicing model.

Selling, General and Administrative expenses

(In thousands of U.S. dollars, except for percentages)	Three months ended December 31
	2020	2019	Change	Change
	$	$	$	%
Selling, General and Administrative expenses
Commissions	18,104	16,998	1,106	7
Depreciation and amortization	18,410	17,041	1,369	8
Employee compensation	14,662	13,987	675	5
Professional fees	8,054	2,784	5,270	189
Share-based payments	3,200	227	2,973	n.m.
Other	10,761	4,328	6,433	149

	73,191	55,365	17,826	32

For the three months ended December 31, 2020, selling, general and administrative expenses increased by $17.8 million or 32% as compared to the three months ended December 31, 2019 primarily due to the following:

Commissions. During the three months ended December 31, 2020, commission expense increased by $1.1 million or 7% as compared to the three months ended December 31, 2019. The increase was primarily due to an increase in volume subject to commission.

Depreciation and amortization. Depreciation of property and equipment expenses and amortization of intangible assets for the three months ended December 31, 2020 increased by $1.4 million or 8% as compared to the three months ended December 31, 2019. The increase was primarily due to a higher amortization of technologies as well as partner and merchant relationships intangible assets related to the Smart2Pay acquisition.

Employee compensation. During the three months ended December 31, 2020, employee compensation increased by $0.7 million or 5% as compared to the three months ended December 31, 2019. The inclusion of Smart2Pay resulted in an increase in headcount. The employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, human resources, and administration.

Professional fees. For the three months ended December 31, 2020, professional fees increased by $5.3 million as compared to the three months ended December 31, 2019. The increase was primarily due to the acquisition and other transaction related costs related to the Smart2Pay acquisition in November 2020.

Share based payments. For the three months ended December 31, 2020, share-based payments increased by $3.0 million as compared to the three months ended December 31, 2019. This was primarily driven by the accelerated vesting of the Legacy Option Plan stock options and options granted under the Omnibus Incentive Plan as part of the Company’s IPO (refer to Note 24 of the Consolidated Financial Statements).

Other. For the three months ended December 31, 2020, other expenses increased by $6.4 million compared to the three months ended December 31, 2019 primarily due to an increase in foreign exchange currency losses.

Net Finance Costs

(In thousands of U.S. dollars, except for percentages)	Three months ended December 31
	2020	2019	Change	Change
	$	$	$	%
Net finance costs
Finance income
Interest on advances to third parties	(1,257)	(1,130)	(127)	11
Finance costs
Interest on loans and borrowings and unsecured debentures	2,091	26,813	(24,722)	(92)
Change in redemption amount of shares	—	3,616	(3,616)	(100)
Net (gain) loss on foreign currency exchange	(3,751)	(11,743)	7,992	(68)
Other	403	568	(165)	(29)

	(2,514)	18,124	(20,638)	(114)

During the three months ended December 31, 2020, net finance costs decreased by $20.6 million as compared to the three months ended December 31, 2019. The decrease was primarily due to the following items:

Interest on loans and borrowings and unsecured debentures. The decrease of $24.7 million was mainly due to a decrease of $17.3 million in interest expense on loans and borrowings and $7.4 million on unsecured debentures. This was due to the accelerated repayment of the loans and borrowing and unsecured debentures in September 2020 following the IPO.

Change in redemption amount of shares. The decrease of $3.6 million was primarily due to the redemption amount of liability classified Class A common shares in September 2020 following the IPO.

Net (gain) on foreign currency exchange. Foreign currency exchange gain included in the net finance costs for the three months ended December 31, 2020 was $3.8 million as compared to a gain of $11.7 million for the three months ended December 31, 2019. This was due to the accelerated repayment of the U.S. denominated debt held in our Canadian subsidiary in September 2020 following the IPO, which reduces the overall exposure.

Income Taxes

(In thousands of U.S. dollars, except for percentages)	Three months ended December 31
	2020	2019	Change	Change
	$	$	$	%
Income tax expense (recovery)	(892)	(4,160)	3,268	(79)

Income tax recovery for the three months ended December 31, 2020 was $0.9 million as compared to a recovery of $4.2 million for the three months ended December 31, 2019.

Results of Operations for the Year Ended December 31, 2020 and 2019

Revenue

(In thousands of U.S. dollars, except for percentages)	Year ended December 31
	2020	2019	Change	Change
	$	$	$	%
Revenue	375,046	245,816	129,230	53

For the year ended December 31, 2020, revenue increased by $129.2 million or 53% as compared to the year ended December 31, 2019. The increase is driven by acquisition growth (SafeCharge acquisition in August 2019 and Smart2Pay in November 2020) as well as organic growth.

Total volume increased from $24.6 billion in the year ended December 31, 2019 to $43.2 billion in the year ended December 31, 2020, an increase of $18.6 billion or 76%.

Assuming the SafeCharge acquisition and Smart2Pay acquisition had occurred on January 1, 2019, total volume would have been $44.6 billion in the year ended December 31, 2020, compared to $35.3 billion in the year ended December 31, 2019, an increase of $9.3 billion or 26%.

Assuming the SafeCharge acquisition and Smart2Pay acquisition had occurred on January 1, 2019, revenue would have been $406.6 million in the year ended December 31, 2020, compared to $342.0 million in the year ended December 31, 2019, an increase of $64.6 million or 19%.

Cost of Revenue

(In thousands of U.S. dollars, except for percentages)	Year ended December 31
	2020	2019	Change	Change
Cost of revenue	$69,255	$40,758	$28,497	70%
As a percentage of revenue	18.5%	16.6%

For the year ended December 31, 2020, cost of revenue increased by $28.5 million or 70% as compared to the year ended December 31, 2019 primarily due to an increase of $30.4 million or 90% in processing costs.

The increase in processing costs is primarily attributable to the inclusion of SafeCharge costs for a complete year in 2020 and the acquisition of Smart2Pay. SafeCharge and Smart2Pay have a higher relative cost of revenue than Nuvei’s operation in the North American market due to costs associated with its merchant servicing model. As a result, cost of revenue as a percentage of revenue increased from 16.6% for the year ended December 31, 2019 to 18.5% for the year ended December 31, 2020.

Selling, General and Administrative expenses

(In thousands of U.S. dollars, except for percentages)	Year ended December 31
	2020	2019	Change	Change
	$	$	$	%
Selling , General and Administrative expenses
Commissions	67,410	65,490	1,920	3
Depreciation and amortization	69,673	51,125	18,548	36
Employee compensation	57,509	42,367	15,142	36
Professional Fees	15,493	21,127	(5,634)	(27)
Share-based payments	10,407	994	9,413	n.m.
Other	21,198	12,667	8,531	67

	241,690	193,770	47,920	25

For the year ended December 31, 2020, selling, general and administrative expenses increased by $47.9 million or 25% as compared to the year ended December 31, 2019 primarily due to the following:

Commissions. During the year ended December 31, 2020, commission expenses increased by $1.9 million or 3% due to an increase of volume subject to commissions.

Depreciation and amortization. Depreciation of property and equipment expenses and amortization of intangible assets for the year ended December 31, 2020 increased by $18.5 million or 36% as compared to the year ended December 31, 2019. The increase was primarily due to a higher amortization of intangible assets attributable to acquired technologies as well as partner and merchant relationships resulting from the SafeCharge acquisition, which had only a five-month impact for the period ended December 31, 2019, and the Smart2Pay acquisition, which occurred in November 2020.

Employee compensation. During the year ended December 31, 2020, employee compensation increased by $15.1 million or 36% as compared to the year ended December 31, 2019. The inclusion of SafeCharge and Smart2Pay resulted in an increase in headcount. The employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, human resources and administration.

Professional fees. For the year ended December 31, 2020, professional fees decreased by $5.6 million or 27% as compared to the year ended December 31, 2019. The decrease was primarily due to lower acquisition and other acquisition-related costs as 2019 included such costs related to the SafeCharge acquisition, a large acquisition resulting in higher fees compared to the Smart2Pay acquisition in November 2020.

Share-based payments. For the year ended December 31, 2020, share-based payments increased by $9.4 million as compared to the year ended December 31, 2019. This was primarily driven by the accelerated vesting of the Legacy Option Plan stock options and options granted under the Omnibus Incentive Plan as part of the Company’s IPO (refer to Note 24 of the Consolidated Financial Statements).

Other. For the year ended December 31, 2020, other expenses increased by $8.5 million or 67% as compared to the year ended December 31, 2019 due to higher information technology expenses and losses on foreign currency exchange.

Net Finance Costs

(In thousands of U.S. dollars, except for percentages)	Year ended December 31
	2020	2019	Change	Change
	$	$	$	%
Net finance costs
Finance income
Interest on advances to third parties	(5,427)	(5,188)	(239)	5
Finance costs
Interest on loans and borrowings and unsecured debentures	57,527	58,672	(1,145)	(2)
Change in redemption amount of shares	76,438	41,744	34,694	83
Loss on debt modification or early repayment	24,491	4,830	19,661	n.m.
Net (gain) loss on foreign currency exchange	11,020	(15,300)	26,320	(172)
Other	635	694	(59)	(9)

	164,684	85,452	79,232	93

During the year ended December 31, 2020, net finance costs increased by $79.2 million as compared to the year ended December 31, 2019. The increase was primarily due to the following items:

Interest on loans and borrowings and unsecured debentures. A decrease of $1.1 million due to decrease in loans and borrowings following repayment from IPO proceeds.

Change in redemption amount of shares. The increase of $34.7 million was primarily due to an increase in the redemption amount of liability classified Class A common shares, which is based on the fair value of the Class A common shares. Following the IPO in September 2020, there are no outstanding Class A common shares.

Loss on debt modification and early repayment. The increase of $19.7 million was primarily due to the accelerated amortization of deferred financing fees resulting from the early repayment of the loans and borrowings following the IPO.

Net (gain) loss on foreign currency exchange. Foreign currency exchange loss included in the net finance costs for the year ended December 31, 2020 was $11.0 million as compared to a gain of $15.3 million for the year ended December 31, 2019. This was due to the strengthening of the Canadian dollar as compared to the U.S. dollar early in 2020 for the U.S. denominated debt held in our Canadian subsidiary, which was partially repaid with the proceeds from the IPO.

Income Taxes

(In thousands of U.S. dollars, except for percentages)	Year ended December 31
	2020	2019	Change	Change
	$	$	$	%
Income tax expense (recovery)	3,087	(4,699)	7,786	(166)

Income tax expense for the year ended December 31, 2020 was $3.1 million as compared to a recovery of $4.7 million for the year ended December 31, 2019. The current income tax expense was $13.5 million for the year ended December 31, 2020 compared to a current tax expense of $4.8 million for the year ended December 31, 2019. The deferred income tax recovery was $10.4 million for the year ended December 31, 2020 compared to a deferred income tax recovery of $9.5 million for the year ended December 31, 2019 mainly driven by the amortization of acquisition- related intangible assets.

Selected Annual Information

(In thousands of U.S. dollars)	As at and for the year ended December 31,
	2020	2019	2018
	$	$	$
Revenue	375,046	245,816	149,726
Net loss	(103,670)	(69,465)	(30,962)
Net loss per share attributable to common shareholders of the Company (Basic and diluted)(a)	(1.08)	(1.15)	(0.52)
Total assets	2,243,984	1,558,772	577,572
Total non-current liabilities	260,705	849,039	344,477

(a)

The weighted average number of common shares outstanding previous to the IPO has been adjusted to take into consideration the Reorganization discussed in Note 17 of the Consolidated Financial Statements.

Year ended December 31, 2020 compared to Year ended December 31, 2019

Revenue

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” for a more detailed discussion of the 2020-2019 year-over-year changes in revenue and net loss.

Total Assets

Total assets increased $685.2 million or 44% from the year ended December 31, 2019 to December 31, 2020. The increase can be explained primarily by the increase of $242.8 million in segregated funds related to increase in total volume, timing and the inclusion of Smart2Pay, the increase of $201.3 million in goodwill, and $115.9 million in intangible assets both related to the Smart2Pay acquisition, and the increase of $120.7 million in cash.

Segregated funds represent amounts held in segregated bank accounts, which are held on behalf of merchants where the Company is in the flow of funds in the settlement transaction cycle. A corresponding liability (due to merchants) is recognized for the amounts to be settled to merchants. The segregated bank accounts are held with the Company’s banks and are segregated from operating funds. Both the segregated funds and the due to merchants are derecognized when the funds are settled to the merchant.

Total Non-Current liabilities

Total non-current liabilities decreased by $588.3 million or 69% from the year ended December 31, 2019 to December 31, 2020. This is primarily due to a decrease of $509.4 million in loans and borrowings, and a decrease of $109.0 million in unsecured convertible debentures. In connection with the IPO, the Company made an early repayment of the loans and borrowings principal of $615.6 million and debenture principal of $93.4 million. In the three months ended December 31, 2020, the Company added term loans of $110 million to finance the acquisition of Smart2Pay in November 2020 and Base Commerce in January 2021.

Year ended December 31, 2019 compared to Year ended December 31, 2018

Revenue

For the year ended December 31, 2019, revenue increased by $96.1 million or 64% as compared to the year ended December 31, 2018. The increase was due to the LPP acquisition in January 2019, the SafeCharge acquisition in August 2019 and organic growth.

Total volume increased from $14.1 billion in the year ended December 31, 2018 to $24.6 billion in the year ended December 31,2019, an increase of $10.5 billion or 74%.

Total Assets

Total assets increased by $981.2 million from the year ended December 31, 2018 to December 31, 2019. The increase can be explained by the increase of segregated funds by $200.6 million, intangible assets by $288.8 million and goodwill by $454.9 million resulting from the SafeCharge acquisition in 2019.

Total Non-Current liabilities

Total non-current liabilities increased by $504.6 million from the year ended December 31, 2018 to December 31, 2019. This is due to an in increase in loans and borrowings (net of repayment) of $453.4 million, and unsecured convertible debenture of $109.0 million. As part of the SafeCharge acquisition, additional term loan of $580 million was obtained, and $199 million of unsecured convertible debentures were issued by the Company to certain shareholders.

Summary of Quarterly Results and Trend Analysis

(In thousands of U.S. dollars except for per share amounts)	Three months ended
	Dec. 31, 2020	Sept. 30, 2020	Jun. 30, 2020	Mar. 31, 2020	Dec. 31, 2019	Sept. 30, 2019	Jun. 30, 2019	Mar. 31, 2019
	$	$	$	$	$	$	$	$
Revenue	115,881	93,599	82,568	82,998	79,327	70,752	50,453	45,284
Cost of revenue	23,519	17,007	13,561	15,168	13,075	12,173	8,141	7,369

Gross profit	92,362	76,592	69,007	67,830	66,252	58,579	42,312	37,915
Selling, general and administrative expenses	73,191	61,398	53,267	53,834	55,365	62,689	40,975	34,741

Operating profit (loss)	19,171	15,194	15,740	13,996	10,887	(4,110)	1,337	3,174
Finance income	(1,257)	(1,375)	(1,449)	(1,346)	(1,130)	(1,532)	(1,404)	(1,122)
Finance costs	(1,257)	90,933	2,666	77,769	19,254	62,069	4,717	4,600

Net finance costs	(2,514)	89,558	1,217	76,423	18,124	60,537	3,313	3,478

Income (loss) before income tax	21,685	(74,364)	14,523	(62,427)	(7,237)	(64,647)	(1,976)	(304)
Income tax expense (recovery)	(892)	3,505	558	(84)	(4,160)	1,049	(575)	(1,013)

Net income (loss)	22,577	(77,869)	13,965	(62,343)	(3,077)	(65,696)	(1,401)	709
Net income (loss) per share attributable to common shareholders of the Company(a)
Basic	0.16	(0.88)	0.16	(0.74)	(0.05)	(1.10)	(0.02)	0.01
Diluted	0.16	(0.88)	0.15	(0.74)	(0.05)	(1.10)	(0.02)	0.01

Adjusted EBITDA	51,313	40,991	37,390	33,288	31,942	25,767	15,359	14,131
Adjusted net income (loss)	46,492	16,455	16,259	9,780	5,364	2,192	7,816	6,973
Adjusted net income per share attributable to common shareholders of the Company(a)
Basic	0.34	0.18	0.18	0.11	0.06	0.03	0.13	0.11
Diluted	0.33	0.17	0.18	0.11	0.06	0.03	0.12	0.11

(a)

The weighted average number of common shares outstanding previous to the IPO has been adjusted to take into consideration the Reorganization discussed in Note 17 of the Consolidated Financial Statements.

Quarterly Trend Analysis

The quarterly increase in revenue was due to total volume growth from acquisitions (SafeCharge for the three months ended September 30, 2019 and Smart2Pay for the three months ended December 31, 2020) and organic growth.

The quarterly increase in cost of revenue is primarily related to processing costs increase following the SafeCharge acquisition in August 2019 and Smart2Pay acquisition in November 2020. Furthermore, both SafeCharge and Smart2Pay have higher cost of revenue than Nuvei’s North American operations due to costs associated with their merchant servicing models.

The quarterly increase in selling, general and administrative expenses is primarily related to the various acquisitions. Depreciation and amortization increased due to an increase in amortization of intangible assets attributable to the acquisitions of technologies as well as partner and merchant relationships resulting from the SafeCharge and Smart2Pay acquisitions. Employee benefits increased primarily due to the SafeCharge and Smart2Pay acquisition which resulted in an increase in headcount. Professional fees increased for the three months ended September 30, 2019 and the three months ended December 31, 2020 due to the costs related to the SafeCharge and Smart2Pay acquisitions, respectively.

Share based payment increased due to the accelerated vesting of the Legacy Option Plan stock options and options granted under the Omnibus Incentive Plan as part of the Company’s IPO.

Liquidity and Capital Resources

Overview

Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including:

•	Our ability to generate cash flows from our operations;

•	The level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness; and

•	Our capital expenditure requirements.

The general objectives of our capital management strategy are to ensure sufficient liquidity to pursue our organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and a capital structure that maintains total leverage ratio within the limits set in the credit facilities.

Our primary source of liquidity is cash from operations and debt and equity financing. Our principal liquidity needs include investment in our product and technology and selective acquisitions, as well as operations, selling and general and administrative expenses and debt service.

The Company’s capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash. The Company’s use of capital is to finance working capital requirements, capital expenditures and business acquisitions. The Company funds those requirements out if its internally generated cash flows and funds drawn from its long-term credit facilities.

The primary measure used by the Company to monitor its financial leverage is its total leverage ratio, defined as the ratio of consolidated net debt outstanding to consolidated Adjusted EBITDA, calculated in accordance with the terms of the agreement. Under its first lien credit facilities, the Company must maintain a total leverage ratio of less than or equal to 8.00 : 1.00. As at December 31, 2020, the Company was in compliance with this requirement.

In addition to the cash balances, at December 31, 2020 the Company has a $100.0 million revolving credit facility available to be drawn to meet ongoing working capital requirements. As at December 31, 2020 the Company had letters of credit facilities issued totaling $30.1 million which represent usage on the revolving credit facility

On December 7, 2020, Nuvei filed a short form base shelf prospectus with the securities regulatory authorities in each of the provinces and territories of Canada. The base shelf prospectus will allow Nuvei and certain of its security holders to qualify the distribution by way of prospectus in Canada of up to US $850.0 million of subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the base shelf prospectus is effective.

We believe that our available cash, cash flows generated from operations, loans and borrowings available to us will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months.

Cash Flows

	Year ended December 31
(In thousands of U.S. dollars, except for percentages)	2020	2019	Change	Change
	$	$	$	%
Cash flow from (used in):
Operating Activities	93,259	22,705	70,554	n.m.
Investing Activities	(58,617)	(775,389)	716,772	(92)
Financing Activities	84,195	806,617	(722,422)	(90)
Effect of foreign currency exchange on cash	1,813	69	1,744	n.m.

Net increase in cash	120,650	54,002	66,648	123

Cash—end of period	180,722	60,072	120,650	201

Cash Flows From Operating Activities

For the year ended December 31, 2020, $93.3 million of cash flow was generated from operating activities compared to $22.7 million for the year ended December 31, 2019. The increase was due to the total volume growth driven primarily by organic growth, the SafeCharge acquisition in August 2019 and the Smart2Pay acquisition in November 2020. Net income adjusted for non-cash items was $147.1 million for the year ended December 31,2020 compared to $65.9 million for the year ended December 31, 2019, an increase of $81.2 million. The interest and income taxes paid totalled $58.0 million for 2020 compared to $45.8 million for 2019, an increase of $12.2 million.

Cash Flows From (Used in) Investing Activities

For the year ended December 31, 2020, $58.6 million of cash flow was used in investing activities. This resulted primarily from a business acquisition of $67.5 million (net of cash acquired) as well as new intangible assets of $14.4 million and property and equipment of $3.4 million. This was partially offset by proceeds from the sale of a subsidiary (net of cash acquired) of $19.0 million, and cash from advances to third party of $9.4 million.

For the year ended December 31, 2019, $775.4 million of cash was used in investing activities. This resulted primarily from business acquisitions (net of cash acquired) of $780.2 million, primarily related to the SafeCharge acquisition.

Cash Flows From (Used in) Financing Activities

For the year ended December 31, 2020, $84.2 million of cash flow was generated from financing activities. This resulted primarily from the issuance of share capital from the IPO of $715.5 million and additional loan and borrowings of $110.0 million, which was offset by the repayment of loans and borrowings of $642.8 million and the repayment of unsecured debentures of $93.4 million.

For the year ended December 31, 2019, $806.6 million of cash was generated from financing activities. This resulted primarily from the net proceeds of loans and borrowings of $472.0 million, the net issuance of unsecured debenture and preferred shares of $177.4 million, the issuance of share capital of $187.3 million, offset by the payment of transaction costs related to loans and borrowings of $28.8 million. The cash flow generated from financing activities was used primarily for the SafeCharge acquisition, as noted above.

Contractual Obligations

We have contractual obligations with a variety of expiration dates. The table below outlines our contractual obligations, including estimated interest payments, at December 31, 2020:

(In thousands of U.S. dollars)	Contractual cash flows
	Carrying amount	Total	Less than 1 year	1 to 5 years
	$	$	$	$
Trade and other payables	58,709	58,709	58,709	—
Due to merchants	443,394	443,394	443,394	—
Credit facilities	206,481	260,552	10,069	250,483
Lease liabilities	8,772	8,772	2,384	6,388
Other liabilities	8,791	8,791	7,132	1,659

	726,147	780,218	521,688	258,530
Segregated funds	(443,394)	(443,394)	(443,394)	—

	282,753	336,824	78,294	258,530

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, other than the letter of credit facilities issued totaling $30.1 million, which represents usage on the revolving credit facility.

We may, from time to time, be contingently liable with respect to litigation and claims that arise in the normal course of operations.

Related Party Transactions

We have no related party transactions, other than those noted in the Consolidated Financial Statements, which are reproduced as follows.

Transactions with Key Management Personnel

(In thousands of U.S. dollars)	Three months ended December 31		Year ended December 31
	2020	2019	2020	2019
	$	$	$	$
Salaries and short-term employee compensation	1,534	1,588	4,369	3,764
Share based payments	449	150	5,955	620

	1,983	1,738	10,324	4,384

Other Related Party Transactions

(In thousands of U.S. dollars)	Three months ended December 31		Year ended December 31
	2020	2019	2020	2019
	$	$	$	$
Expense—Travel(a)	489	855	1,907	964
Unsecured convertible debentures due to shareholders(b)	—	8,630	15,503	12,520

	489	9,485	17,410	13,484

(a)	In the normal course of operations, the Company receives services from a company owned by a shareholder of the Company. The services received consist of travel services.
(b)

In August 2019, unsecured convertible debentures were issued by the Company to shareholders. As part of the IPO in September 2020, an amount of $30.2 million in principal amount and accrued interest on the unsecured convertible debentures was converted into Class A common shares of the Company, and the remaining balance was repaid with the cash proceeds of the IPO.

Unsecured convertible debentures due to shareholders

The IPO proceeds were used to repay in full the principal amount, outstanding original issue discount and accrued interest, on the unsecured convertible debenture due to shareholders in the amount of $93.4 million. As part of the IPO, $30.2 million in principal amount and accrued interest on the unsecured convertible debentures was converted into Class A common shares of the Company.

Financial Instruments and Other Instruments

In the ordinary course of its business activities, the Company is exposed to various market risks that are beyond its control, including fluctuations in foreign exchange rates and interest rates, and that may have an adverse effect on the value of its financial assets and liabilities, future cash flows and profit. Its policy with respect to these market risks is to assess the potential of experiencing losses and the consolidated impact thereof, and to mitigate these market risks as is deemed appropriate. (Also refer to the “Risks Relating to Our Business and Industry” section.)

Credit and Concentration Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Company’s cash, trade and other receivables, advances to third parties, segregated funds and processor deposits. The carrying amounts of these financial assets represent the maximum credit exposure.

Cash and processor deposits

The credit risk associated with cash, segregated funds and processor deposits is limited because they are maintained only with highly rated large financial institutions.

Trade and other receivables

The Company provides credit to its customers in the normal course of business. The Company evaluates the creditworthiness of the corresponding counterparties at least at the end of each reporting period and on a specific circumstance basis. The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including credit limits and payment terms that are reviewed and approved by the Company. Any impaired trade receivables are mostly due from customers that are experiencing financial difficulties.

There is a concentration of credit risk as of December 31, 2020, with respect to the Company’s receivables from its main processors, which represented approximately 39% (December 31, 2019– 59%) of trade and other receivables.

Advances to third parties

The credit risk associated with the advances to third parties is limited because the advances are repaid by financial institutions when the Company becomes entitled to payment under the agreements.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the U.S. dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Company’s operating results.

Approximately 46% of the Company’s revenues and approximately 30% of its expenses are in currencies other than the U.S. dollar. The Company does not enter into arrangements to hedge its foreign currency risk.

The following table provides an indication of the Company’s significant foreign exchange currency exposures as stated in U.S. dollars as at December 31, 2020:

(In thousands of U.S. dollars)	2020
	CAD	EUR	GBP	Other	Total
	$	$	$	$	$
Cash	128	19,031	8,569	13,385	41,113
Trade and other receivables	7,645	5,317	1,222	3,509	17,693
Trade and other payables	(16,374)	(17,530)	(1,170)	(13,989)	(49,063)
Lease liabilities	—	(79)	(108)	(3,516)	(3,703)

Net financial position exposure	(8,601)	6,739	8,513	(611)	6,040

A 10% strengthening of the above foreign currencies dollar against the US dollar would have affected the measurement of financial instruments denominated in these currencies and affected equity and net loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. A 10% weakening of the foreign currencies against the U.S. dollar would have an equal but opposite effect.

(In thousands of U.S. dollars)	2020
	CAD	EUR	GBP	Other	Total
	$	$	$	$	$
Impact on equity and net loss	(860)	674	851	(61)	604

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. Refer to Note 20 of the Consolidated Financial Statements for the Company’s exposure to interest rate risk as at December 31, 2020 and 2019.

The Company does not account for any fixed interest-rate financial assets or financial liabilities at FVTPL.

All loans and borrowings bear interest at floating rates, and the Company is therefore exposed to the cash flow risk resulting from interest rate fluctuations.

Based on December 31, 2020 outstanding loans and borrowings at floating rates, an immediate and sustained increase (decrease) in interest rates of 100 basis points over a twelve month period would have resulted in a decrease (increase) of $2,1 million in profit or loss (2019 – $7,4 million). This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant.

Fair value risk

Certain of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes using the following methods.

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

The Company has determined that the carrying amounts of its current financial assets and financial liabilities approximate their fair value given their short-term nature.

The fair value of the variable interest rate non-current liabilities approximates the carrying amount as the liabilities bear interest at a rate that varies according to the market rate.

The fair value of fixed interest rate non-current unsecured convertible debentures due to shareholders approximate their carrying amounts at the reporting dates.

Refer to Note 21 of the Consolidated Financial Statements for additional information.

Critical Accounting Policies and Estimates

The preparation of the Consolidated Financial Statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates, judgments and assumptions are reviewed on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized prospectively.

Critical judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the Consolidated Financial Statements include the following:

Revenue Recognition. The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. In addition, the Company has applied judgment in assessing the principal versus agent considerations for its transaction and processing services.

Determining the fair value of identifiable intangible assets following a business combination. The Company uses valuation techniques to determine the fair value of identifiable intangible assets acquired in a business combination, which are generally based on a forecast of total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.

Recoverable Amount of Goodwill. For the years ended December 31, 2020 and 2019, the Company performed its annual impairment tests of goodwill. For the purposes of impairment testing, goodwill has been allocated to the Company’s cash-generating units (CGUs), which represent the lowest level within the Company at which goodwill is monitored for internal management purposes (Refer to Note 8 of the Consolidated Financial Statements). The recoverable amount of the CGUs was based on fair value less costs of disposal, estimated using a market approach. The Company concluded that the recoverable amount of the CGUs subject to the annual test was greater than their carrying amount. As such, no impairment charge was recorded during 2020 and 2019. The Company determined the recoverable amounts of the CGUs based on the fair value less costs of disposal method. The fair values were based on a multiple applied to forecasted adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) for the next year, which takes into account financial forecasts approved by senior management. The key assumptions for the fair value less costs of disposals method include estimated sales volumes, input costs, and selling, general and administrative expenses in determining future forecasted adjusted EBITDA, as well as the multiple applied to forecasted adjusted EBITDA. The adjusted EBITDA multiple was obtained by using market data for comparable companies. The values assigned to the key assumptions represent management’s assessment of future trends and have been based on historical data from external and internal sources. No reasonably possible change in the key assumptions used in determining the recoverable amount would result in any impairment of goodwill.

Provisions for Losses on Merchant Accounts. Disputes between a cardholder and a merchant arise periodically, primarily as a result of customer dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction amount is refunded to the customer by the card issuing financial institution, but the financial institution is refunded by the Company. The Company then charges back to the merchant the amount refunded to the financial institution. As such, the Company is exposed to credit risk in relation to the merchant since the Company assumes the repayment to the merchant’s customer for the full amount of the transaction even if the merchant has insufficient funds to reimburse the Company. A provision for losses on merchant accounts is maintained to absorb chargebacks for merchant transactions that have been previously processed and on which revenues have been recorded. The provision for losses on merchant accounts specifically comprises identifiable provisions for merchant transactions for which losses can be estimated. Management evaluates the risk for such transactions and estimates the loss for disputed transactions based primarily on historical experience and other relevant factors. Management analyzes the adequacy of its provision for losses on merchant accounts in each reporting period.

Recoverable amount of tax balances for recognition of tax assets. Deferred income tax assets reflect management’s estimate of operations of future fiscal years, timing of reversal of temporary differences and tax rates on the date of reversals, which may well change depending on governments’ fiscal policies. Management must also assess whether it is more likely than not that deferred income tax assets will be realized and determine whether a valuation allowance is required on all or a portion of deferred income tax assets. Refer to Note 18 of the Consolidated Financial Statements for details.

Fair Value of Share-based Payment Transactions. The Company recognized compensation expense as a result of the options from the Legacy Option Plan becoming vested and the clawback provision being voided. Fair value was estimated using the Black-Scholes option pricing model (refer to Note 24 of the Consolidated Financial Statements for assumptions). The risk-free interest rate is based on the yield of a zero coupon U.S. government security with a maturity equal to the expected life of the option from the date of the grant. The assumption of expected volatility is based on the average historical volatility of comparable companies for the period immediately preceding the option grant. The Company does not anticipate paying any cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero in the option-pricing model.

Recently Issued Accounting Standards Not Yet Adopted

A number of amendments to existing standards issued by the IASB are mandatory but not yet effective for the year ended December 31, 2020. The Company is still assessing the impact of these amendments, if any, on the Consolidated Financial Statements.

Amendments to references to conceptual frameworks of IFRS Standards

This amendment replaces references to the 2010 Conceptual Framework for Financial Reporting with references to the 2018 Conceptual Framework for Financial Reporting in order to determine what constitutes an asset or liability in a business combination, add a new exception for certain liabilities and contingent liabilities to refer to IAS 37 or IFRIC 21 rather than to the 2018 Conceptual Framework, and clarify that an acquirer should not recognize contingent assets at the acquisition date. The amendments are effective for business combinations occurring in reporting periods starting on or after January 1, 2022. Earlier application is permitted.

Amendments to liability classification

On January 23, 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements (the amendments), to clarify the requirements for classifying liabilities as current or non-current. More specifically:

•	The amendments specify that the conditions which exist at the end of the reporting period are those which will be used to determine if a right to defer settlement of a liability exists;

•

Management expectations about events after the statement of financial position date, for example on whether a covenant will be breached, or whether early settlement will take place, are not relevant; and

•	The amendments clarify the situations that are considered settlement of a liability.

The amendments are applicable to annual periods beginning on or after January 1, 2023.

Outstanding Share Data

The outstanding shares of the Company were as follows as at February 28, 2021:

	Quantity	Carrying Amount $
Subordinated voting shares	45,924,637	1,139,723
Multiple voting shares	92,247,808	486,062

Total	138,172,445	1,625,785

Risks Relating to Our Business and Industry

The ongoing COVID-19 pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic, could materially impact our business and future results of operations and financial condition.

The COVID-19 pandemic has disrupted the economy and put unprecedented strains on governments, health care systems, businesses and individuals around the world. The impact and duration of the COVID-19 pandemic are difficult to assess or predict. It is even more difficult to predict the impact on the global economic market, which will depend upon the actions taken by governments, businesses and other enterprises in response to the pandemic. The pandemic has already caused, and is likely to result in further, significant disruption of global financial markets and economic uncertainty. SMBs who rely on their physical storefronts in particular have been significantly impacted. The pandemic has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place or total lock-down orders, and business limitations and shutdowns. Such measures have significantly contributed to rising unemployment and negatively impacted consumer and business spending. The extent to which COVID-19 impacts the Company’s financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions taken by governments to curtail or treat its impact, including shelter in place directives, business limitations and shutdowns, travel bans and restrictions, loan payment deferrals (whether government-mandated or voluntary), moratoriums on debt collection activities and other actions, which, if imposed or extended, may impact the economies in which the Company now, or may in the future, operate. Adverse market conditions resulting from the spread of COVID-19 could materially adversely affect our business and the value of our Subordinate Voting Shares.

Our merchants, particularly in industries most impacted by the COVID-19 pandemic, including the retail, restaurant, hotel, hospitality, consumer discretionary and travel industries and companies whose customers operate in impacted industries, may reduce or delay their technology-driven transformation initiatives, which could materially and adversely impact our business. Further, as a result of the COVID-19 pandemic, we have experienced, and may continue to experience, slowed growth or decline in new demand for our products and services and lower demand from our existing merchants for expansion within our products and services, as well as existing and potential merchants reducing or delaying purchasing decisions. We have experienced, and may continue to experience, an increase in prospective merchants seeking lower prices or other more favorable contract terms and current merchants attempting to obtain concessions on the terms of existing contracts, including requests for early termination or waiver or delay of payment obligations, all of which has adversely affected and could materially adversely impact our business, results of operations and overall financial condition in future periods. Further, we may face increased competition due to changes to our competitors’ products or services, including modifications to their terms, conditions and pricing that could materially adversely impact our business, results of operations and overall financial condition in future periods.

The COVID-19 pandemic could cause our third-party service providers such as data center hosting facilities and cloud computing platform providers, which are critical to our infrastructure, to shut down their business, experience security incidents that impact our business, delay or disrupt performance or delivery of services or experience interference with the supply chain of hardware required by their systems and services, any of which could materially adversely affect our business. Further, the COVID-19 pandemic has resulted in our employees and those of many of our customers working from home and conducting work via the Internet, and if the network and infrastructure of Internet providers becomes overburdened by increased usage or is otherwise unreliable or unavailable, our employees’ and our customers’ employees’ access to the Internet to conduct business could be negatively impacted. Limitations on access or disruptions to services or goods provided by or to some of our suppliers upon which our platform and business operations relies could interrupt our ability to provide our platform, decrease the productivity of our workforce and significantly harm our business operations, financial condition and results of operations. In addition, our technology platforms and the other systems or networks used in our business may experience an increase in attempted cyber-attacks, targeted intrusion, ransomware and phishing campaigns seeking to take advantage of shifts to employees working remotely using their household or personal Internet networks as a result of the COVID-19 pandemic. The success of any of these unauthorized attempts could substantially impact our technology platforms, the proprietary and other confidential data contained therein or otherwise stored or processed in our operations, and ultimately our business. Any actual or perceived security incident also may cause us to incur increased expenses to improve our security controls and to remediate security vulnerabilities.

The spread of COVID-19 has caused us to modify our business practices to help minimize the risk of the virus to our employees, our partners, our merchants and their customers, and the communities in which we participate, which could negatively impact our business. In response to the COVID-19 pandemic, we have enabled our employees to work remotely, implemented travel restrictions for all non-essential business and shifted company events to virtual-only experiences, and we may deem it advisable to similarly alter, postpone or cancel additional events in the future. There is no certainty that the measures we have taken will be sufficient to mitigate the risks posed by the virus. If the COVID-19 pandemic worsens, especially in regions where we have offices, our business activities originating from affected areas could be adversely affected. Disruptive activities could include additional business closures in impacted areas, further restrictions on our employees’ and service providers’ ability to travel, impacts to productivity if our employees or their family members experience health issues and potential delays in hiring and onboarding of new employees. We may take further actions that alter our business operations as may be required by local, provincial, state or federal authorities or that we determine are in the best interests of our employees. Such measures could negatively affect our sales and marketing efforts, sales cycles, employee productivity or customer retention, any of which could harm our financial condition and business operations. Changes in internal controls due to remote work arrangements may result in control deficiencies and impact our financial reporting systems, which may also be material.

Additionally, diversion of management focus to address the impacts of the COVID-19 pandemic could potentially disrupt our operating plans. The extent and continued impact of the COVID-19 pandemic on our business will depend on certain developments, including: the duration and spread of the outbreak; government responses to the pandemic; delays in vaccine rollout; the effectiveness of vaccines against the virus and its mutations; the impact on our customers and our sales cycles; the impact on customer, industry or employee events; and the effect on our partners, merchants and their customers, third-party service providers, customers and supply chains, all of which are uncertain and cannot be predicted. If we or our customers experience prolonged shutdowns or other business disruptions in the future, our ability to conduct our business in the manner and within planned timelines could be materially adversely impacted.

The Company submitted an application to the Government of Canada for the Canadian Emergency Wage Subsidy (“CEWS”) for which it was eligible due to the COVID-19 pandemic for the periods of April 12 to May 9, 2020, May 10 to June 6, 2020. CEWS of $1.0 million has been recorded principally as a reduction of employee costs in the Consolidated Financial Statements and notes for the year ended December 31, 2020.

To the extent that the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risks Relating to Our Business and Industry” section.

If we cannot keep pace with rapid developments and change in our industry and continue to acquire new merchants and partners rapidly, the use of our services could decline, reducing our revenue.

The electronic payments market in which we compete is subject to rapid and significant changes. This market is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing client needs, consolidation and the entrance of non-traditional competitors. In order to remain competitive and continue to acquire new merchants and partners rapidly, we are continually involved in a number of projects to develop new services and improve our existing services. These projects may not be successful and carry some risks, such as cost overruns, delays in delivery, performance problems and lack of client adoption, and may cause us to become subject to additional regulation. Moreover, the merchant base that we target is varied and non-geographically bound or restricted by scale, making it more challenging to predict demand for our offerings. Any inability to develop or delay in the delivery of new services or the failure to differentiate our services or to accurately predict and address market demand could render our services less desirable, or even obsolete, to our clients. Furthermore, in recent years, the market for APMs has grown significantly, and technology has become particularly important for payment processers looking to maintain a competitive edge in the industry. Many of the projects that we have spent time and resources on relate to APMs. Even though the market for APMs is growing, it may not continue to develop rapidly enough for us to recover the costs we have incurred in developing new services targeted at this market. In addition, many current or prospective customers may find competing services more attractive if we do not keep pace with market innovation or changes in response to COVID-19, and many may choose to switch to competing services even if we do our best to innovate and provide superior services.

We rely in part, and may in the future rely in part, on third parties, including some of our competitors and potential competitors, for the development of, and access to, new technologies. If we are unable to maintain these relationships, we may lose access to new technologies or may not have the speed-to-market necessary to successfully launch new offerings.

Our future success will depend on our ability to adapt to technological changes and evolving industry standards. We cannot predict the effects of technological changes on our business. If we are unable to adapt to technological changes or evolving industry standards on a timely and cost-effective basis by introducing new services and improving existing services, our business, financial condition and results of operations could be materially adversely affected.

Substantial and increasingly intense competition, both within our industry and from other payments methods, may harm our business.

The market for payment processing services is highly competitive. Other providers of payment processing services have established a sizable market share in the merchant acquiring sector. Our growth will depend on a combination of the continued growth of electronic payments and our ability to increase our market share.

Our competitors include traditional merchant acquirers such as financial institutions, affiliates of financial institutions and well-established payment processors and payment technology providers. In particular, we compete with these vendors to develop and offer innovative non-conventional payment services at competitive prices, including in-app services, eCommerce and mobile commerce services, digital banking, ERP, digital wallet account and prepaid card offerings. In certain of the countries in which we operate, primarily the United States and Canada, we do not have direct relationships with the payment networks, but rely on an acquiring bank. As some of our competitors are directly affiliated with financial institutions, those competitors may not incur the same sponsorship costs that we incur for registration with the payment networks in these countries. Furthermore, in the countries where we rely on an acquiring bank to access the payment networks, our ability to control our costs is limited, because we do not have a direct relationship with those payment networks.

Many of our competitors, in particular those affiliated with large financial institutions, also have substantially greater financial, technological, operational and marketing resources than we have. Accordingly, these competitors may be able to offer their products and services at more competitive prices. As a result, we may need to reduce our fees or otherwise modify the terms of use of our products and services in order to retain existing clients and attract new ones. If we are required to materially reduce our fees in order to remain competitive, we will need to aggressively control our costs in order to maintain our profit margins, and our revenue may be adversely affected. Our risk management team monitors our client relationships and we have at times terminated, and may continue to terminate, client relationships that may no longer be profitable to us due to such pricing pressure. Moreover, our competitors may have the ability to devote significantly more financial and operational resources than we can to the development of new products, services or new technologies or to acquire other companies or technology so that they can provide improved operating functionality and features to their existing service offerings. If successful, their efforts in this regard could render our products or services less desirable to clients, resulting in the loss of existing clients, an inability to obtain new clients or a reduction in the fees we could generate from our offerings. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We derive a significant portion of our revenue from payments services. Our efforts to expand our product portfolio and market reach may not succeed and may reduce our revenue growth.

We derive the majority of our revenue from transaction fees we collect in connection with payments services, primarily core credit card processing. While we intend to continue to broaden the scope of products and services we offer, such as through expanded alternative payment solutions and continuing support for mobile wallets, and to penetrate additional high-growth verticals, primarily eCommerce channels by expanding our direct and indirect sales channels, we may not be successful in deriving the revenue from these efforts that we expect. Failure to broaden the scope of products and services that are attractive to our clients or penetrate additional verticals may inhibit the growth of repeat business and harm our business, as well as increase the vulnerability of our core payments business to competitors offering a broader suite of products and services. Furthermore, we may have limited or no experience with new offerings and these offerings may present new and difficult technology, regulatory, operational and other challenges. If we experience service disruptions, failures or other issues with any such new offerings, our business may be materially and adversely affected. Our newer activities may not recoup our investments in a timely manner or at all. If any of this were to occur, it could damage our reputation, limit our growth and materially and adversely affect our business, financial condition and results of operations.

We may face challenges in expanding into new geographic regions outside of the European Union, the United States, the U.K. and Canada and continuing our growth within these markets.

The substantial majority of our revenues in 2020 were generated in Europe, the United States, the U.K. and Canada. We plan to expand in geographic regions outside Europe, the United States, the U.K. and Canada, and we will face challenges associated with entering and expanding in markets in which we have limited or no experience and in which we may not be well-known. Offering our products and services in new geographic regions requires substantial expenditures and takes considerable time, and we may not recover our investments in new markets in a timely manner or at all. For example, we may be unable to attract a sufficient number of merchants and partners, fail to anticipate competitive conditions or fail to adapt and tailor our products and services to different markets.

The development of our products and services globally exposes us to risks relating to staffing and managing cross-border operations, increased costs and difficulty protecting intellectual property and sensitive data, tariffs and other trade barriers, differing and potentially adverse tax consequences, increased and conflicting regulatory compliance requirements, lack of acceptance of our products and services, challenges caused by distance, language, and cultural differences, exchange rate risk and exposure to political instability. Accordingly, our efforts to develop and expand the geographic footprint of our operations may not be successful, which could limit our ability to grow our business.

Our growth depends on our ability to retain existing clients, increase sales to existing clients and attract new clients.

Our future growth and profitability depend upon our ability to retain existing clients, increase sales to existing clients and attract new clients in the face of intense competition in the electronic payments industry. While we generally have longstanding relationships with our clients, whether they are merchants or partners, their contracts can typically be terminated upon reasonable notice. As a result, they typically have no obligation to continue to use our products and services. Our clients’ payment processing activity with us may decrease for a variety of reasons, including client satisfaction with our products and services, the effectiveness of our support services, our pricing and terms, the pricing, terms and quality of competing products or services, the effects of global economic conditions or reductions in the spending levels of our clients’ customers. We may also experience client attrition as a result of business closures or account closures that we initiate due to heightened risks relating to contract breaches by merchants or a reduction in same-store sales or regulatory risks. We cannot predict the level of attrition in the future and higher than expected attrition could lead to a decrease in transaction volumes processed and a decline in revenue. In addition, the growth of our business depends in part on existing clients expanding their use of our products and services. If we are unable to encourage clients to broaden their use of our services, our growth may slow or stop. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, it is difficult to attract new clients because of potential complications associated with switching payment processing vendors, such as early termination fees, software integration costs and other transition costs, business disruption and loss of accustomed functionality. For potential clients, switching from one vendor of core processing or related software and services (or from an internally developed system) to a new vendor is a significant undertaking, and as a result, potential clients may resist changing vendors. We seek to overcome these factors by making investments to enhance the functionality of our software and differentiate our services. However, there can be no assurance that our efforts will be successful, and this resistance may adversely affect our growth.

If we fail to manage our growth effectively, our business could be harmed.

In order to manage our growth effectively, we must continue to strengthen our existing infrastructure, develop and improve our processes and internal controls, create and improve our reporting systems, and timely address issues as they arise. As we continue to strengthen our existing infrastructure and systems, we will also be required to hire additional personnel. These efforts may require substantial financial expenditures, commitments of resources, developments of our processes, and other investments and innovations. Furthermore, we encourage employees to quickly develop and launch new features for our products and services. As we grow, we may not be able to execute as quickly as smaller, more efficient organizations. In addition, as we grow, we may not be able to maintain our entrepreneurial company culture, which fosters innovation and talent. If we do not successfully manage our growth, our business may be adversely affected.

Our revenue growth rate is likely to slow as our business matures.

We have experienced periods of high revenue growth since we were founded in 2003, but we do not expect to be able to maintain the same rate of revenue growth as our business matures. Moreover, we have experienced revenue growth due to acquisitions. To the extent we do not continue to grow our business organically or through acquisitions, our future revenue growth may not be consistent with historic trends. We have encountered, and expect to continue to encounter, risks and difficulties frequently experienced by growing companies, including challenges in financial forecasting accuracy, determining appropriate investments and developing new products and features, among others. Any evaluation of our business and prospects should take into account the risks and uncertainties inherent in investing in growing companies.

Historically our business has generated net losses and we may continue to generate net losses as we continue to make significant investments in our business.

Since our founding in 2003, we have made significant investments in the growth of our business. As a result of these investments, we have historically generated net losses. We intend to continue to make investments in our business, including with respect to our employee base, sales, distribution and marketing; development of new products, services and features; expansion of office space and other infrastructure; and development of international operations and general administration, including legal, finance and other compliance expenses related to being a public company. If we are unable to generate adequate revenue growth and manage our expenses, our results of operations and operating metrics may fluctuate and we expect to continue to incur net losses, which could cause the market price of our Subordinate Voting Shares to decline. We cannot assure you that our increased investment in the business will result in corresponding revenue growth.

Our indebtedness could adversely affect our business, financial condition and results of operations.

As of December 31, 2020, we had $206.5 million of outstanding indebtedness pursuant to our credit facilities. Our credit facilities contain covenants and events of default that may limit our financial flexibility and ability to undertake certain types of transactions. For instance, we are subject to negative covenants that restrict some of our activities, including restrictions on: incurring additional debt; creating liens; paying dividends or making other distributions; entering into certain types of agreements; making certain investments; consolidating, merging or transferring assets, or making other fundamental changes; entering into transactions with affiliates; entering into sale and lease-back transactions; and maintaining certain leverage ratios. Our current level of debt as well as the restrictions our existing debt places on us could have significant consequences on our future operations, including:

•	making it more difficult for us to meet our payment and other obligations under our existing and future debt;

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resulting in an event of default if we fail to comply with the financial and other restrictive covenants contained in our credit facilities, which event of default could result in all of the debt outstanding under our credit facilities becoming immediately due and payable;

•

reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes and limiting our ability to obtain additional financing for these purposes;

•	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

Any of the above-listed factors could have an adverse effect on our business, financial condition and results of operations and our ability to meet our payment obligations under our existing and future debt. In addition, certain loans that we take out under our credit facilities are subject to variable interest rates and we had $206.5 million of outstanding indebtedness subject to variable interest rates as of December 31, 2020. As a result, any increase in interest rates may also materially adversely affect our liquidity, financial condition and results of operations.

Our ability to meet our payment and other obligations under our existing and future debt instruments depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations, or that future borrowings will be available to us under our existing or any future credit facilities or otherwise, in an amount sufficient to enable us to meet our payment obligations under our credit facilities and to fund other liquidity needs. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek to raise additional capital, which may have an adverse impact on our business, financial condition and results of operations.

Any future acquisitions, partnerships or joint ventures that we make or enter into could disrupt our business and harm our financial condition.

Acquisitions, partnerships and joint ventures are an integral part of our growth strategy, and in recent years, we have consummated a number of acquisitions in addition to the SafeCharge acquisition and the Smart2Pay acquisition. We evaluate, and expect in the future to evaluate, potential strategic acquisitions of, and partnerships or joint ventures with, businesses providing services or technologies that are complementary to our existing services and technologies. However, we may not be successful in identifying acquisition, partnership and joint venture targets or we may use estimates and judgments to evaluate the operations and future revenue of a target that turn out to be inaccurate. In addition, we may not be able to successfully finance or integrate a particular business, service or technology that we acquire or with which we form a partnership or joint venture, and we may not achieve the anticipated benefits of such project or we may lose merchants as a result. Furthermore, the integration of any acquisition, partnership or joint venture may divert management’s time and resources from our existing business and disrupt our operations. Certain acquisitions, partnerships and joint ventures we have and may in the future make may prevent us from competing for certain clients or in certain lines of business and may lead to a loss of clients to the extent we acquire businesses with non-competes or exclusivity provisions in their agreements with clients. Certain acquisitions may also enmesh us in outstanding or unforeseen legal, regulatory, contractual, employee or other issues. As a result of any of the foregoing, we may spend time and money on projects that do not increase our revenue or profitability. Moreover, our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete. Even if we successfully compete for a certain acquisition, partnership or joint venture, we may finance the project with cash on hand, equity or debt, or a combination thereof, which could decrease our cash reserves, dilute our shareholders, including you, or significantly increase our level of indebtedness or place other restrictions on our operations. We cannot ensure that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.

A significant number of our merchants are SMBs, which can be more difficult and costly to retain than larger enterprises and may increase the impact of economic fluctuations on us.

SMBs comprise a significant percentage of our number of merchants. To continue to grow our revenue, we must add merchants, sell additional services to existing merchants and encourage existing merchants to continue doing business with us. However, retaining SMBs can be more difficult than retaining large enterprise merchants as SMB merchants:

•	often have higher rates of business failure and more limited resources;

•	are typically less sophisticated in their ability to make technology-related decisions based on factors other than price;

•	may have decisions related to the choice of payment processor dictated by their affiliated parent entity; and

•	are more able to change their payment processors than larger enterprise merchants dependent on our services.

SMBs are typically more susceptible to the adverse effects of economic fluctuations. If we do not continue to diversify our merchant base and adverse changes in the economic environment or business failures of our SMB merchants increase, we may need to attract and retain new merchants at an accelerated rate or decrease our expenses to reduce negative impacts on our business, financial condition and results of operations.

SMBs have been disproportionately affected by the COVID-19 pandemic and the related measures taken by governments and private industry to protect the public health such as stay-at-home orders. Many SMBs are experiencing reduced sales and are processing fewer payments with us, which has had a negative impact on our results of operations. If they cease to operate, they will stop using our products and services altogether. SMBs frequently have limited budgets and limited access to capital, and they may choose to allocate their spending to items other than our financial or marketing services, especially in times of economic uncertainty or in recessions. In addition, if more of our merchants cease to operate, this may have an adverse impact not only on the growth of our payments services but also on our transaction and advance loss rates, and the success of our other services. For example, if merchants processing payments with us receive chargebacks after they cease to operate, we may incur additional losses.

We have a certain degree of concentration of customers and customer sectors.

Some of our largest merchants provide significant contributions to our revenue. Large merchants typically have arrangements with multiple payment service providers, primarily in order to mitigate against risks such as downtime, delayed response time or default by a payment service provider, and as a result can readily shift their business from us to other providers. For the twelve month period ended December 31, 2020, our top 10 merchants represented approximately 15% of our gross profit, with our largest merchant representing approximately 2% of our gross profit.

In addition, the mix of customer sectors that we service has an impact on our revenue. For example, a portion of our revenue is derived from the online retail sector, in which chargeback ratios tend to be higher than physical retail. The online retail sector is also particularly subject to discretionary spending by customers, which increases our exposure from fluctuations in economic conditions. This concentration, particularly if it were to increase, could have a material adverse effect on our business financial condition and results of operations. A substantial portion of our revenue is also derived from the gaming and sports betting and the foreign exchange trading sectors, each of which is highly regulated. Gaming and sports betting in particular are subject to intense public scrutiny regarding the societal effects of such activities, with changing public attitudes potentially decreasing transaction volumes. Regulatory changes that cause a decrease in regulated gaming and sports betting or foreign exchange trading overall could harm the business of our merchants, decrease their transaction volumes and lead to a decline in our revenue. In addition, in response to public pressure about the effects of regulated gaming and sports betting or otherwise, the payment networks may change the terms of use of their networks by regulated gaming and sports betting companies, which could reduce their use of formal payment channels. Moreover, we depend on our acquiring banks in certain jurisdictions to process transactions for these clients. If any of our acquiring banks refuse to process these transactions, we may have difficulty finding other acquiring banks to process these transactions. Any of the foregoing could reduce the volume of payments that we process for our regulated gaming and sports betting and foreign exchange trading merchants and the revenue we earn from it, and could also harm our reputation and brand.

If we lose a major merchant, experience a material change in the mix of customer sectors that we service or otherwise experience a decline in the use of our products in one of the key sectors that we service, we could also experience a material loss of revenue, which could have a material adverse effect on our business, financial condition and results of operations.

If we fail to comply with the applicable requirements of Visa, Mastercard or any other payment networks, those payment networks could seek to fine us, suspend us or terminate our registrations.

We rely on payment networks to process our transactions, and a significant source of our revenue comes from processing transactions through Visa, Mastercard, American Express, UnionPay, Discover and other payment networks. The payment networks routinely update and modify their requirements. Changes in their requirements may impact our ongoing cost of doing business and we may not, in every circumstance, be able to pass through such costs to our clients or associated participants. Furthermore, if we or our merchants do not comply with the payment networks’ requirements (e.g., their rules, bylaws and charter documentation), the payment networks could seek to fine us, suspend us or terminate our registrations that allow us to process transactions on their networks. In the ordinary course of our business, we receive on occasion notices of non-compliance and fines, which typically relate to transactional or messaging requisites, as well as excessive chargebacks by a merchant or data security failures on the part of a merchant. If we are unable to recover amounts relating to fines from, or pass through costs to, our merchants, partners or other associated participants, we would experience a financial loss. The termination of our registration due to failure to comply with the applicable requirements of Visa, Mastercard, American Express, UnionPay, Discover or other payment networks, or any changes in the payment network rules that would impair our registration, could require us to stop providing payment services through Visa, Mastercard, American Express, UnionPay, Discover or other payment networks, which could have a material adverse effect on our business, financial condition and results of operations.

Moreover, as payment networks become more dependent on proprietary technology, modify their technological approach or operating practices and seek to provide value added services to issuers and merchants, there is heightened risk that rules and standards may be governed by their own self-interest, or the self-interest of third parties with influence over them, which could materially impact our business, financial condition and results of operations.

We may incur losses when our merchants refuse to or cannot reimburse chargebacks resolved in favor of their customers or if they are not in compliance with the rules and regulations of the payment networks.

We are currently, and will continue to be, exposed to risks associated with chargebacks in connection with payment card fraud or relating to the goods or services provided by our merchants. In the event that a billing dispute between a cardholder and a merchant is not resolved in favor of the merchant, including in situations in which the merchant is engaged in fraud, the transaction is typically “charged back” to the merchant and the purchase price is credited or otherwise refunded to the cardholder. If we are unable to collect chargebacks from the merchant’s account, or if the merchant refuses or is unable to reimburse us for a chargeback due to closure, bankruptcy or other reasons, we may bear the loss for the amounts paid to the cardholder. Our financial results would be adversely affected to the extent these merchants do not fully reimburse us for the related chargebacks. We do not typically collect and maintain reserves from our merchants to cover these potential losses, and to the extent we do maintain such reserves, they may not be adequate to cover our actual losses. Historically, chargebacks have occurred more frequently in online transactions than in in-person transactions. Moreover, chargebacks typically increase during economic downturns due to merchants becoming insolvent and bankrupt and therefore unable to fulfill their commitments for goods or services. Consequently, in certain industries, chargebacks have risen, and may continue to rise, as a result of the economic downturn caused by the current COVID-19 pandemic. If we are unable to maintain our losses from chargebacks at acceptable levels, the payment card networks could fine us, increase our transaction-based fees, or terminate our ability to process payment cards. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

We have bank accounts with banks in multiple territories and rely on our banking partners to maintain those accounts.

We have bank accounts with banks in multiple territories in the day-to-day operations of our core businesses and are reliant upon our banking partners that provide those accounts. The loss of any key banking relationships, whether through the failure of our banking partners or their terminating our partnership based on our own conduct or other circumstances, could have a material impact on our financial condition and results of operations. In addition, a banking partner could default on its obligations to us, thereby exposing us to credit risk. We may have to repay certain costs, such as transaction fees or breakage costs, if we terminate these arrangements. Any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

The United Kingdom’s departure from the European Union could adversely affect our ability to execute on our expansion plans.

The U.K. has one of the largest economies in Europe, and the United States and other European countries are substantial trading partners of the U.K. On January 31, 2020, the U.K. separated from the E.U. (“Brexit”). Brexit has introduced, and may continue to introduce, significant uncertainties and instability in the financial markets. At present the political and economic long-term consequences of Brexit are uncertain, including whether Brexit will have an overall negative impact on the U.K. or the broader global economy or the value of the British pound. On December 24, 2020, the U.K. and E.U. entered into the E.U.-U.K. Trade and Cooperation Agreement. The agreement was provisionally applicable beginning January 1, 2021 and sets new rules and arrangements between the U.K. and E.U. in areas such as the trade of goods and services, intellectual property, transportation. As a result of the agreement, the U.K. will no longer be considered a member of the E.U. Single Market and Customs Union and will exit all E.U. policies and trade agreements. Although the agreement has mitigated a portion of the risk that arose due to the U.K.’s withdrawal from the E.U., the overall impact caused on the Company’s operations is still being evaluated, including in the volatility of the British pound. We have significant operations in the U.K. and the E.U. Such a withdrawal from the E.U. is unprecedented, and it is unclear how the U.K.’s access to the European single market for goods, capital, services and labor within the European Union and the wider commercial, legal and regulatory environment, will impact our U.K. operations. We may also face new regulatory costs and challenges as a result of Brexit that could have an adverse effect on our operations and development programs, consumer and investor confidence and the level of consumer discretionary purchases, thereby impacting the use of our payments services by merchants. There may continue to be economic uncertainty surrounding the consequences of Brexit, which could negatively impact our financial condition, results of operations and cash flows. Brexit could have significant implications for our business and could lead to economic and legal uncertainty, including significant volatility in global stock markets and currency exchange rates, and increasingly divergent laws, regulations, and licensing requirements for the Company. Any of these effects of Brexit, among others, could adversely affect our operations and financial results.

A decline in the use of electronic payment methods could have a materially adverse effect on our business, financial condition and results of operations.

A significant portion of our revenue is generated by payments with credit, debit and prepaid cards. We believe future growth in the use of credit, debit and prepaid cards and other electronic payments, including APMs, will be driven by the cost, ease-of-use and quality of services offered to consumers. If consumers reduce or discontinue their use of credit, debit or prepaid cards or other electronic payment methods as a payment mechanism for their transactions, it could have a material adverse effect on our business, financial condition and results of operations. Moreover, if there is an adverse development in the payments industry, such as new legislation or regulation that makes it more difficult or onerous for our clients to do business or utilize such payment mechanisms, or renders our services less desirable or even obsolete to our clients, our business, financial condition and results of operations may be adversely affected.

Our results of operations may be adversely affected by changes in foreign currency exchange rates.

Our financial results are reported in U.S. dollars and a substantial portion of our sales and operating costs are transacted in other currencies, primarily Euros, Sterling, Bulgarian lev, Israeli shekels and Canadian dollars. We have not historically entered into arrangements to hedge foreign currency risk. In situations where we are not hedged, either through hedging arrangements or through a natural hedging resulting from an offset in such currencies, our results of operations will be affected by movements in these currencies against the U.S. dollar. Significant fluctuations in relative currency values against the U.S. dollar could thus have a significant impact on our results of operations.

A deterioration in the quality of the products and services we offer, including support services, could adversely impact our ability to attract and retain merchants and partners.

Our clients expect a consistent level of quality in the provision of our products and services. The support services that we provide are also a key element of the value proposition to our clients. The products and services we deliver are designed to process complex transactions and provide reports and other information concerning those transactions, all at high volumes and processing speeds. If the reliability, functionality or speed of our products and services is compromised or the quality of those products or services is otherwise degraded, or if we fail to continue to provide a high level of support and quickly detect and remediate any performance issues, we could experience significant processing or reporting errors. This in turn, could lead us to lose existing clients and find it harder to attract new merchants and partners. In addition, if we are unable to scale our support functions to address the growth of our merchant and partner network, the quality of our support may decrease, which could adversely affect our ability to attract and retain merchants and partners.

If we lose key personnel, our business, financial condition and results of operations may be adversely affected.

The success of our business strategy is dependent upon the ability and experience of a number of key personnel who have substantial experience with our operations, the rapidly changing payment processing industry and the markets in which we offer our services. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their industry experience. In particular, we are highly dependent on the contributions of our founder and Chief Executive Officer, Philip Fayer, as well as other members of our management team. The loss of the services of one or a combination of our senior executives and key managers, including our Chief Executive Officer, could have a material adverse effect on our business, financial condition and results of operations.

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide-ranging set of expertise and intellectual capital. In order for us to successfully compete and grow, we must attract, recruit, develop and retain the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. The market for qualified personnel is competitive, and we may not succeed in recruiting and retaining additional personnel or we may fail to effectively replace departing personnel with qualified or effective successors. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability.

Our balance sheet includes significant amounts of intangible assets and goodwill. The impairment of a significant portion of these assets would negatively affect our business, financial condition and results of operations.

As of December 31, 2020, our balance sheet included intangible assets that amounted to $524.2 million and goodwill that amounted to $969.8 million. These assets consisted primarily of identified intangible assets associated with merchant and partner relationships, technologies and goodwill associated with recent acquisitions. We also expect to engage in additional acquisitions, which may result in our recognition of additional intangible assets and goodwill. Under current accounting standards, we are required to amortize certain intangible assets over the useful life of the asset, while certain other intangible assets are not amortized. On at least an annual basis, we assess whether there have been impairments in the carrying value of certain intangible assets. If the carrying value of the asset is determined to be impaired, then it is written down to fair value by a charge to earnings. An impairment of a significant portion of intangible assets and/or goodwill could have a material adverse effect on our business, financial condition and results of operations.

If we cannot pass increases in fees from payment networks, including assessment, interchange, transaction and other fees, along to our merchants, our operating margins will decline.

We rely on issuing and acquiring banks and payment networks to process our transactions, and we pay assessment, interchange and/or other fees set by the payment networks for transactions we process. From time to time, the issuing and acquiring banks or payment networks may increase the assessment, interchange, transaction and other fees that they charge payment processors. Under certain of our existing contracts with merchants, we are generally permitted to pass these fee increases along to our merchants through corresponding increases in our processing fees. If we are unable to pass through these and other fees in the future due to contractual or regulatory restrictions, competitive pressures or other considerations, it could have a material adverse effect on our business, financial condition and results of operations.

We are subject to economic and political risk, the business cycles and credit risk of our clients and volatility in the overall level of consumer, business and government spending.

The electronic payments industry depends heavily on the overall level of consumer, business and government spending. This spending depends on worldwide economic and geopolitical conditions. Key international economies have experienced cyclical downturns from time to time in which economic activity was impacted by falling supply or demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies, pandemics such as COVID-19 and overall economic uncertainty. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. The current deterioration in general economic conditions, including the rise in unemployment rates and any increases in interest rates, particularly in Europe, the United States, the U.K. and Canada, may adversely affect our financial performance by reducing consumer confidence and, as a result, the number or average purchase amount of transactions made using electronic payments. If our merchants make fewer sales of their products and services using electronic payments or people spend less money per transaction, we will have fewer transactions to process and lower overall volume, resulting in lower revenue.

In addition, a recessionary economic environment could affect our merchants through a higher rate of bankruptcy filings, in particular for our SMB clients, which could result in higher merchant attrition and decrease our revenue. As of December 31, 2020, we recorded an allowance for receivables of $0.6 million relating to estimated losses on doubtful accounts. Any of the foregoing risks would negatively impact our business, financial condition and results of operations.

The uncertainty caused by the COVID-19 outbreak continues with the duration and severity of the pandemic and the overall impact on supply and consumer demand still unknown. Even after the COVID-19 pandemic has subsided, we may experience material and adverse impacts to our business as a result of the virus’s global economic impact. There are no comparable recent events that provide guidance as to the effect the COVID-19 pandemic may have, and we are unable to forecast the full impact on our business; however, this represents a known area of uncertainty and the impacts from the COVID-19 pandemic and the related economic disruption will have a material and adverse impact on our business, results of operations, financial condition and cash flows.

We rely on third-party partners such as independent sales organizations (“ISOs”) and value added resellers (“VARs”) to market and sell some of our products and services.

We rely on indirect sales channels consisting of third-party partners such as ISOs and VARs to market and sell our products and services to merchants, in particular SMBs. We do not fully control the activities of our partners with respect to the marketing and sale of our products and services, and they may make decisions that may be contrary to our interests, including decisions to compete against us or to favor products and services of our existing or future competitors. Therefore, their reputation and performance, their ability and willingness to market and sell our products and services and their ability to expand their business and their sales channels will have a direct and material impact on our future growth and profitability. The loss of a number of our partners or a substantial decrease in the volume of business generated by a major partner or a group of partners could have a material adverse effect on our business, financial condition and results of operations.

Misappropriation of end-user transaction funds by our employees may harm our business and create legal exposure.

We receive end-user transaction funds from acquiring banks, payment networks and APMs for many of our clients, depending on the jurisdiction in which they are located. A substantial portion of these funds is held on behalf of merchants in dedicated merchant client bank accounts with banks. The nature of this arrangement entails a possibility that third party funds could be misappropriated by our employees in breach of our internal policies, which may create negative publicity, harm our relationship with merchants and result in a violation of applicable laws, any of which could have a material adverse effect on our business, financial condition and results of operations.

Fraud by merchants, their customers or others could have a material adverse effect on our business, financial condition and results of operations.

We offer our products and services to a large number of clients, and we are responsible for vetting and monitoring these clients and determining whether the transactions we process for them are lawful and legitimate. If our products and services are used to process illegitimate transactions, and we settle those funds to merchants and are unable to recover them, we may suffer losses and incur liability. Examples of merchant fraud include when a merchant or other party knowingly uses a stolen or counterfeit credit, debit or prepaid card, card number or other credentials to record a false sales transaction, processes an invalid card or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction. Moreover, criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. Identity thieves and those committing fraud using stolen or fabricated credit card or bank account numbers or other deceptive or malicious practices, may steal significant amounts of money from our merchants, which may negatively impact their businesses, including forcing them to close. This in turn could lead to a decrease in our transaction volumes and have an adverse effect on our business. The highly automated nature of, and liquidity offered by, our payments services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering and terrorist financing. We expect incidents of fraud or other illegitimate transactions to increase in the future. In configuring our payments services, we face an inherent trade-off between security and client convenience. Failure to effectively manage risk and prevent fraud could increase our chargeback liability or expose us to governmental or regulatory sanctions or other liabilities. Moreover, if we are unable to maintain our losses from fraud at permissible levels, the payment networks could fine us, increase our transaction fees or terminate our ability to process payment cards. Increase in chargebacks or other liabilities as a result of any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

Our insurance policies may not be sufficient to cover all claims.

Our insurance policies, including policies for data security, privacy liability and cyber-attacks, may not adequately cover all risks to which we are exposed and may not be adequate for all liabilities actually incurred or indemnification claims against us. A significant claim not covered by our insurance, in full or in part, may result in significant expenditures by us. Moreover, we may not be able to maintain insurance policies in the future at reasonable costs, on acceptable terms or at all, which may adversely affect our business and the trading price of our Subordinate Voting Shares. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our business, financial condition and results of operations.

Our risk management policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risks, which could expose us to losses and liability and otherwise harm our business.

We operate in a rapidly changing industry and we have experienced significant change in recent years, including in connection with certain acquisitions. Accordingly, our risk management policies and procedures may not be fully effective at identifying, monitoring and managing our risks. Some of our risk evaluation methods depend upon information provided by third parties regarding markets, clients or other matters that are otherwise inaccessible to us. In some cases, however, that information may not be accurate, complete or up-to-date. Our risk management policies, procedures, techniques and processes may not be effective at identifying all of the risks to which we are exposed or enabling us to mitigate the risks we have identified. In addition, when we introduce new services, focus on new business types or begin to operate in markets in which we have a limited history of fraud loss, we may be less able to forecast and reserve accurately for new risks. If our risk management policies and processes are ineffective, we may suffer large financial losses, we may be subject to civil and criminal liability and our business, financial condition and results of operations may be materially and adversely affected.

Our services must integrate and interoperate with a variety of operating systems, software, hardware, web browsers and networks.

We are dependent on the ability of our products and services to integrate with a variety of operating systems, software, hardware, networks and web browsers that we do not control. Any changes in these systems or networks that degrade the functionality of our products and services, impose additional costs or requirements on us or give preferential treatment to competitive services could materially and adversely affect usage of our products and services. In the event that it is difficult for our merchants to access and use our products and services, our business may be materially and adversely affected. We also rely on bank platforms and others, including issuing and acquiring banks, to process our transactions. If there are any issues with, or service interruptions in, these bank platforms, users may be unable to complete their transactions, which would seriously harm our business, financial condition and results of operations.

In addition, our solutions, including hardware and software, interoperate with mobile networks offered by telecom operators and mobile devices developed by third parties. Changes in these networks or in the design of these mobile devices may limit the interoperability of our solutions with such networks and devices and require modifications to our solutions. If we are unable to ensure that our hardware and software continue to interoperate effectively with such networks and devices, or if doing so is costly, our business, financial condition and results of operations may be materially and adversely affected.

The costs and effects of pending and future litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial position and results of operations.

We are, and may be in the future, party to legal, arbitration and administrative investigations, inspections and proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events that involve us or our associated participants, particularly with respect to civil, tax and labor claims.

Our indemnities and insurance may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Furthermore, there is no guarantee that we will be successful in defending ourselves in pending or future litigation or similar matters under various laws. Should the ultimate judgments or settlements in any pending or future litigation or investigation significantly exceed our indemnity rights, they could have a material adverse effect on our business, financial condition and results of operations and the price of our Subordinate Voting Shares. Further, even if we adequately address issues raised by an inspection conducted by an agency or successfully defend our case in an administrative proceeding or court action, we may have to set aside significant financial and management resources to respond and settle issues raised by such proceedings, which could adversely affect our business.

We may be subject to claims that we have wrongfully hired an employee from a competitor, or that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees, consultants and advisors, or individuals that may in the future serve as our employees, consultants and advisors, are currently or were previously employed at companies that are our competitors or are potential competitors. We may be subject to claims that we, our employees, consultants or independent contractors or advisors have, inadvertently or otherwise, used or disclosed confidential or proprietary information, trade secrets or know-how of these third parties. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to secure financing on favorable terms, or at all, to meet our future capital needs.

We have funded our operations since inception primarily through equity financings, bank credit facilities and financing arrangements, including our credit facilities. We do not know if our operations will continue to generate sufficient cash to fund our operations going forward. In the future, we may require additional capital to respond to business opportunities, refinancing needs, acquisitions or unforeseen circumstances and we may not be able to secure additional debt or equity financing or refinancing on favorable terms, in a timely manner, or at all. Our ability to secure any additional debt financing may also be subject to restrictions contained in our existing or future indebtedness, including our credit facilities; which contain customary limitations on the incurrence of certain indebtedness and liens. Any debt financing obtained by us in the future could also include restrictive covenants relating to our capital-raising activities or other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited. We are aware that the impacts of the COVID-19 outbreak have led to reduced availability and attractiveness of external funding sources, and we expect that until financial market conditions stabilize, accessing financing could be challenging or at elevated costs. We intend to continue focusing on our long-term business initiatives and believe that our available funds are sufficient to meet our liquidity needs for the foreseeable future. We are carefully monitoring and managing our cash position in light of ongoing conditions and levels of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources”.

Our operating results are subject to seasonal fluctuations, which could result in variations in our quarterly results.

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenue as a result of consumer spending patterns. Historically, we have marketed our products and services primarily to SMBs, many of which host seasonal retail events. As a result, our revenue have historically been strongest during the last quarter of the year as a result of higher sales by our merchants during the holiday season. Any negative economic conditions that occur during these months could have a disproportionate effect on our results of operations for the entire fiscal year. As a result of quarterly fluctuations caused by these and other factors, comparisons of our operating results across different fiscal quarters may not be accurate indicators of our future performance.

We are subject to the risks associated with less than full control rights of some of our subsidiaries and investments.

We own less than 100% of the equity interests or assets of certain of our subsidiaries, namely LoanPaymentPro, LLC and SafeCharge Payments Mexico S.A. de C.V. and do not hold a controlling interest in Yello Company Limited (Guernsey). As a result, we do not receive the full amount of any profit or cash flow from these non-wholly owned entities and those who hold a controlling interest may be able to take actions that bind us. We may be adversely affected by this lack of full control and we cannot provide assurance that management of our subsidiaries or other entities will possess the skills, qualifications or abilities necessary to profitably operate such businesses.

Changes in accounting standards or inaccurate estimates or assumptions in the application of accounting policies could adversely affect our financial condition and results of operations.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Future changes in accounting standards, pronouncements or interpretations could require us to change our policies and procedures. The materiality of such changes is difficult to predict, and such changes could materially impact how we record and report our financial condition and results of operations.

Additionally, our assumptions, estimates and judgments related to complex accounting matters could significantly affect our financial results. IFRS and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including, but not limited to, revenue recognition, impairment of long-lived assets, leases and related economic transactions, intangibles, self-insurance, income taxes, property and equipment, litigation and equity-based compensation are highly complex and involve many subjective assumptions, estimates and judgments by us. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by us (i) could require us to make changes to our accounting systems to implement these changes that could increase our operating costs and (ii) could significantly change our reported or expected financial performance.

An occurrence of a natural disaster, widespread health epidemic, pandemic or other outbreaks could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by natural disasters, such as fires or floods, the outbreak of a widespread health epidemic, pandemic, such as COVID-19, or other events, such as wars, acts of terrorism, power shortages or communication interruptions. In addition to previously identified risks associated with the current COVID-19 pandemic, the occurrence of a disaster or similar event could materially disrupt our business and operations. These events could also cause us to close our operating facilities temporarily, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. In addition, our net sales could be materially reduced to the extent that a natural disaster, health epidemic, such as COVID-19, or other major event harms the economies of the countries in which we operate. Our operations could also be severely disrupted if our merchants, partners and other third-party providers or other participants were affected by natural disasters, health epidemics, such as COVID-19, or other major events.

Our holding company structure makes us dependent on the operations of our subsidiaries.

We are a corporation under the CBCA. Our material assets are our direct and indirect equity interests in our subsidiaries, including our international subsidiaries. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Subordinate Voting Shares, and we may have tax costs in connection with any dividend or distribution.

Risks Relating to Intellectual Property and Technology

Accidental or unauthorized access to or disclosure, loss, destruction or modification of data, through cybersecurity breaches, computer viruses or otherwise, human error, natural or man-made disasters, or disruption of our services could expose us to liability, protracted and costly litigation and damage to our reputation.

In connection with the various services we provide to our merchants, we collect, store, process and transmit the personal data of our merchants and, in some cases through providing services to our merchants, their customers as well as other end users of payment services (e.g., payers, receivers, cardholders and those who may hold funds and balance in merchants’ accounts), including but not limited to names, addresses, identification numbers, credit or debit card numbers and expiration dates and/or bank account numbers.

Cybersecurity incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, ransomware, viruses, social engineering (including phishing attacks), denial of service or other attacks, employee theft or misuse, unauthorized access to data and other electronic security breaches. Threats may derive from human error, fraud or malice on the part of employees or third parties, or may result from accidental technological failure. Concerns about security increase when we transmit information (including personal data). Electronic transmissions can be subject to attack, interception, loss or corruption. In addition, computer viruses and malware can be distributed and spread rapidly over the Internet and could infiltrate our systems or those of our merchants, distribution partners, payment networks and other associated participants. Infiltration of our systems or those of our associated participants has in the past led to, and could in the future lead to, disruptions in systems, accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of confidential or otherwise protected information (including personal data) and the corruption of data.

An increasing number of organizations, including large enterprises merchants and businesses, other large technology companies, financial institutions and government institutions, have disclosed breaches of their information technology systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites or infrastructure. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that any security procedures and controls that we or our associated participants have implemented will be sufficient to prevent security incidents from occurring. Furthermore, because there are many different security breach techniques and such techniques continue to evolve and are generally not detected until after an incident has occurred, we may be unable to anticipate attempted security breaches or other security incidents, react in a timely manner, determine the nature or scope of an incident, or implement adequate preventive measures.

As a defense, in connection with our IT security program, we maintain a disaster recovery plan and have implemented controls over unauthorized access, including remediation strategies and controls to prevent future attacks. Our Chief Technology Security Officer and Chief Information Security Officer, with the oversight of management, oversee and implement our cybersecurity risk mitigation strategy. Our defensive measures, however, have not in the past prevented and may not prevent future access or protect us against use of sensitive data or against other cybersecurity related incidents. Furthermore, we cannot be certain that these measures will be successful and will be sufficient to counter all current and emerging technology threats that are designed to breach our systems. While we maintain insurance coverage that may cover certain aspects of cyber risks and incidents, our insurance coverage may be insufficient to cover all losses resulting from a cybersecurity incident.

In connection with the services we provide, we share information with our associated participants who collect, process, store and transmit sensitive data. Given the rules established by payment network processors such as Visa and Mastercard, and applicable regulations, we may be held responsible for any failure or cybersecurity breaches attributed to our associated participants as they relate to the information we share with them. The accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of data of the end users of payment services (e.g., payers, receivers, cardholders, merchants and those who may hold funds and balance in their accounts, among others) by us or our associated participants or through systems we provide could result in significant fines, penalties, orders, sanctions and proceedings or actions against us by the payment networks, governmental bodies and other regulatory authorities, end users or third parties, or loss of our PCI accreditation, which could have a material adverse effect on our business, financial condition and results of operations. Any such proceeding or action, and any related indemnification obligation, could damage our reputation, force us to incur significant expenses in defense of these proceedings, distract our management, increase our costs of doing business or result in the imposition of financial liability.

Our security measures or those of our associated participants could be insufficient and breached as a result of third-party action, human (including employee) errors, technological limitations, defects or vulnerabilities in our offerings or those of our third-party service providers, natural or man-made disasters, malfeasance or otherwise. In addition, although we generally have agreements relating to cybersecurity and data privacy in place with our associated participants, we do not have agreements in place with all of our associated participants. Where we do have agreements in place, they are limited in nature and we cannot assure you that such agreements will prevent the accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of data (including personal data) or enable us to obtain reimbursement from associated participants in the event we should suffer any such incidents. In addition, many of our merchants are SMBs that have limited competency regarding data security and handling requirements and may thus experience data losses. Because we do not control our associated participants and our ability to monitor their data security is limited, we cannot ensure the security measures they take will be sufficient to protect data (including personal data).

Any accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of data, cybersecurity breach or other security incident that we or our associated participants have in the past experienced, and in the future could experience, or the perception that one has occurred or may occur, could harm our reputation, reduce the demand for our products and services and disrupt normal business operations. In addition, it may require us to spend material resources to investigate or correct the breach and to prevent future security breaches and incidents, expose us to uninsured liability, increase our risk of regulatory scrutiny, expose us to legal liabilities, including litigation, regulatory enforcement, indemnity obligations or damages for contract breach, and cause us to incur significant costs, any of which could materially adversely affect our business, financial condition and results of operations. Moreover, there could be public announcements regarding any such incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could have a substantial adverse effect on the price of our Subordinate Voting Shares. A significant cybersecurity breach of our systems or communications could also result in payment networks prohibiting us from processing transactions on their networks, which could materially impede our ability to conduct business, materially impact the reputation of our business and lead to a decline in demand for our products and services. In addition, our remediation efforts may not be successful. While no security incidents in the past have had a material adverse effect on our business, financial condition or results of operations, we cannot predict the impact of any such future events. These risks may increase as we continue to grow and collect, process, store and transmit increasingly large amounts of data.

Our systems and our third-party providers’ systems may fail, including due to factors beyond our control, which could interrupt our service, cause us to lose business and increase our costs.

We depend on the efficient and uninterrupted operation of numerous systems, including our computer systems, our software and that of third parties and telecommunications networks, as well as data centers and other systems of third parties. Our systems and operations or those of our associated participants could be exposed to interruptions, delays or outages from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. Our systems or those of third parties may also contain undetected errors or other performance problems or may fail due to human error. Although we maintain insurance policies specifically for property and business interruptions, these policies may not be adequate to cover losses arising as a result of any such interruptions. Defects in our systems or those of third parties, errors or delays in the processing of payment transactions, telecommunications failures or other difficulties could result in:

•	loss of revenue;

•	loss of clients;

•	loss or breach of merchant or consumer data;

•	loss of membership with Visa, Mastercard or other payment networks, leading to loss of our ability to access their networks;

•	fines imposed by payment networks and other issues relating to non-compliance with applicable payment network requirements;

•	fines imposed by regulators, including the FCA, the Central Bank of Cyprus and the Dutch Central Bank;

•	harm to our business or reputation resulting from negative publicity;

•	exposure to fraud losses or other liabilities;

•	additional operating and development costs;

•	diversion of technical and other resources; and/or

•

breach of contractual obligations, such as guarantees to maintain performance levels at certain levels given to many of our clients, which could harm client relationships and cause us to issue credits to clients or incur other additional liability.

Our business is also dependent on the continued growth and maintenance of the Internet’s infrastructure. There can be no assurance that the Internet’s infrastructure will continue to be able to support the demands placed on it by sustained growth in the number of users and amount of traffic. To the extent that the Internet’s infrastructure is unable to support the demands placed on it, the business of merchants, and thus our business, may be impacted. We may also be disadvantaged by the adverse effect of any delays or cancellations of private sector or government initiatives designed to expand broadband access. We, and our merchants, may be impacted by a reduction in the growth of, or a decline in, access to broadband and Internet.

We are particularly reliant on our acquiring banks to access the payment networks in the United States and Canada; on Lusis S.A. and Worldnet International for front-end processing services, on Total System Services Inc., for certain logistics and back-end processing services and on The Phoenix Group for sourcing our terminals, which are often our first point of contact with customers, as well as terminal services and deployment. We also rely on third-party data centers to host aspects of our platform and solutions, including Tango and Nuvei Gateway, among others, primarily in Montreal, Toronto, London and Amsterdam. Any interruptions, delays or outages in the services provided by these providers, or a deterioration of our relationships with them, could impact the use of, and our clients’ satisfaction with, our products and services and could harm our business and reputation. Moreover, to the extent any of these providers begins offering its services to other payment processors or others, the frequency of interruptions, delays or outages in service availability may increase. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We have business systems that do not have full redundancy.

While much of our processing infrastructure is located in multiple redundant data centers, we have some core business systems, such as our customer relationship management systems, that are located in only one facility and do not have redundancy. An adverse event, such as damage or interruption from natural disasters, power or telecommunications failures, cybersecurity breaches, criminal acts and similar events, with respect to such systems or the facilities in which they are located could impact our ability to conduct business and perform critical functions, which could negatively impact our business, financial condition and results of operations.

If we are unable to successfully obtain, maintain, protect, enforce or otherwise manage our intellectual property and proprietary rights, we may incur significant expenses and our business may be adversely affected.

Our success depends in part, and we place considerable emphasis, on obtaining, maintaining, protecting and enforcing relevant intellectual property and proprietary rights, which may include patent, design, utility model, trademark, copyright and trade secret protection, as well as regulatory exclusivity periods and confidentiality agreements (collectively, “IP Rights”). We cannot be sure that our means of obtaining, maintaining and enforcing our IP Rights in the United States or abroad will be adequate to protect such rights against infringement, misappropriation or other violation. We may not receive protection for pending or future applications relating to IP Rights owned by or licensed to us, and the scope of protection granted under any issued or registered IP Rights may not be sufficiently broad to protect our technology, products, services, systems, brands, trademarks or information. Also, because of the rapid pace of technological change in our industry, aspects of our business and our products and services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. Moreover, the laws of certain jurisdictions, including emerging countries, do not protect IP Rights to the same extent as the laws of the United States. If we cannot adequately obtain, maintain, protect or enforce our IP Rights, third parties may be able to compete more successfully against us and develop and commercialize substantially identical products, services or technologies, which could have a material adverse effect on our business, financial condition or results of operations.

Third parties may challenge, invalidate, circumvent, infringe or misappropriate our IP Rights, and such IP Rights may be lost or no longer sufficient to permit us to take advantage of current market trends or to otherwise provide competitive advantages, which could result in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. Others, including our competitors, may independently develop similar technology, duplicate our products and services or design around our IP Rights, and in such cases, we could not assert our IP Rights against such parties. Moreover, third parties may infringe, misappropriate or otherwise violate IP Rights owned or licensed by us and we may assert claims against such third parties to enforce, or determine the scope and enforceability of, our IP Rights, which could result in lengthy litigation or other proceedings and could cause a diversion of resources and may not prove successful. Such third parties could also counterclaim that any IP Rights we assert are invalid or unenforceable and if such counterclaims are successful, we could lose valuable IP Rights.

We rely heavily on trade secrets and proprietary know-how to protect our products, services and technology and their development and commercialization, and rely in part on confidentiality agreements with suppliers and other partners, employees, independent contractors and consultants. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our trade secrets. Moreover, these agreements may be breached, and we may not have or be able to enforce adequate remedies for any such breach. There is also no guarantee that these agreements or other precautions will provide sufficient protection against any unauthorized access, use or misuse, misappropriation, counterfeiting, cloning, reverse engineering or disclosure of any of our trade secrets, proprietary know-how and any other information or technology. Trade secrets can be difficult to protect and some courts inside and outside of the United States are unwilling or less willing to protect trade secrets as compared to other forms of intellectual property. Defending against unauthorized access, use or misuse, misappropriation, counterfeiting, cloning, reverse engineering or disclosure of our technology, trade secrets, proprietary know-how and other IP Rights and technology may result in lengthy and expensive litigation or other proceedings with uncertain outcomes and cause significant disruption to our business and operations. If we are unable to obtain, maintain, protect or effectively enforce our IP Rights, it could impact the development, manufacture and commercialization of our products, services and solutions and have a material adverse effect on our business, financial condition or results of operations.

Claims by others that we have infringed their proprietary technology or other IP Rights could harm our business.

Our success depends, in part, on our ability to develop and commercialize our services and technologies without infringing, misappropriating or otherwise violating the IP Rights of third parties. However, we may not be aware that our products, services, solutions or technologies are infringing, misappropriating or otherwise violating third-party IP Rights, and such third parties may bring claims alleging such infringement, misappropriation or violation. Third parties may have issued, or may eventually issue, patents that could be infringed by our services or technology. Any of these third parties could make a claim of infringement against us with respect to our services or technology. We may also be subject to claims by third parties for breach of copyright, trademark, license usage or other IP Rights. When any such claims are asserted against us, we may seek to license the third party’s IP Rights, which could be expensive. We may be unable to obtain the necessary licenses on satisfactory terms, if at all. Any claim from third parties may result in a limitation on our ability to use the intellectual property subject to these claims or could prevent us from registering our brands as trademarks. Even if we believe that intellectual property-related claims are without merit, defending against such claims is time-consuming and expensive, and could result in the diversion of the time and attention of our management and employees. Claims of intellectual property infringement also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, change our brands or face a temporary or permanent injunction prohibiting us from importing, marketing, selling or operating certain of our services, using certain of our brands or operating our business as presently conducted. Even if we have an agreement for indemnification against such costs, the indemnifying party, if any in such circumstances, may be unable to uphold its contractual obligations.

We may be subject to adverse publicity or reputational harm, even if claims against us are later shown to be unfounded or unsubstantiated. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of our Subordinate Voting Shares. The award of damages, including material royalty payments, or the entry of an injunction against the manufacture, import, marketing, sale or operation of some or all of our products or services, or our entry into any license or settlement agreement in connection with such claims could affect our ability to compete with third parties and have a material adverse effect on our business, financial condition and results of operations.

If we are unable to obtain or fail to comply with the required licenses to operate our business or experience disputes with licensors or disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We have entered into license agreements with third parties and may need to obtain additional licenses from our existing licensors and others to advance or allow commercialization of our solutions. It is possible that we may be unable to obtain any additional licenses at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to expend significant time and resources to redesign our solutions or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected solutions, which could disrupt and adversely affect our business.

Disputes may arise regarding intellectual property, including software and data, that is subject to a licensing agreement, including the scope of rights granted under the license agreement and other interpretation-related issues. In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement. If these events were to occur, we may lose the right to continue to use and exploit such licensed intellectual property or technology in connection with our operations and solutions, which could have a material adverse effect on our business, financial condition and results of operations.

Our use of open source software could negatively affect our ability to sell our solutions and subject us to possible litigation.

Our solutions incorporate and are dependent to some extent on the use and development of open-source software and we intend to continue our use and development of open-source software in the future. Such open-source software is generally licensed by its authors or other third parties under so-called “open source” licenses and is typically freely accessible, usable and modifiable.

Pursuant to such open source licenses, we may be subject to certain conditions, including requirements that we offer our proprietary software that incorporates the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software, that we license such modifications or derivative works under the terms of the particular open source license or that we grant other licenses to our intellectual property. We seek to ensure that our proprietary software is not combined with, and does not incorporate, open-source software in ways that would require the release of the source code of our proprietary software to the public. Certain components of our platform and products incorporate software that is licensed under an open-source license which would require release of proprietary code if such platform or products was released or distributed to third parties. We take steps to ensure that such platform or products are not released or distributed but we have co-located certain such platform or products on third parties’ premises.

If an author or other third party that uses or distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our solutions that contain or are dependent upon such open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our solutions. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our platform. As there is little or no legal precedent or judicial interpretation governing the interpretation of many of the terms of certain of these licenses, the potential impact of these terms on our business is uncertain and may result in unanticipated obligations regarding our solutions and technologies.

Any requirement to disclose our proprietary source code, in defending our use of open-source licenses or otherwise, the termination of open-source license rights or payments of damages for breach of contract could be harmful to our business, results of operations or financial condition, and could help our competitors develop products and services that are similar to or better than ours with lower development effort and time. Alternatively, to avoid the public release of the affected portions of our source code, we could be required to expend substantial time and resources to re-engineer some or all of our software.

In addition to risks related to license requirements, use of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, controls on the origin or development of the software or remedies against the licensors, nor are there any guarantees of any updates to the open source software being released, which means that some open source software can be more susceptible to cybersecurity attacks than commercially available software. Many of the risks associated with usage of open-source software cannot be eliminated and could adversely affect our business.

It is possible that we may not be aware of all instances where open-source software has been incorporated into our proprietary software or used in connection with our solutions or our corresponding obligations under open-source licenses. We do not have open-source software usage policies or monitoring procedures in place. We rely on multiple software programmers to design our proprietary software and we cannot be certain that our programmers have not incorporated open-source software into our proprietary software that we intend to maintain as confidential or that they will not do so in the future. To the extent that we are required to disclose the source code of certain of our proprietary software developments to third parties, including our competitors, in order to comply with applicable open-source license terms, such disclosure could harm our intellectual property position, competitive advantage, results of operations and financial condition. In addition, to the extent that we have failed to comply with our obligations under particular licenses for open-source software, we may lose the right to continue to use and exploit such open-source software in connection with our operations and solutions, which could disrupt and adversely affect our business.

Risks Relating to Regulation

We are subject to costs and risks associated with new or changing laws and regulations and governmental action affecting our business.

We operate in a complex regulatory and legal environment and are subject to a wide variety of laws and regulations in the jurisdictions in which we operate. Some of the laws and regulations in Europe, the United States, the U.K. and Canada and other jurisdictions in which we operate that affect or may affect us include: those relating to anti-money laundering and cross-border and domestic money transmission; those relating to consumer products, product liability and consumer protection; those relating to foreign exchange trading and gaming and sports betting; those relating to the manner in which we advertise, market and sell products; labor and employment laws, including wage and hour laws; tax laws or interpretations thereof; bank secrecy laws; data protection and privacy laws and regulations; and securities and exchange laws and regulations. The laws and regulations specifically applicable to us may also change on the basis of a change in the nature of our products or services, or a change in the jurisdictions in which those products or services are being offered, including, but not limited to, as a result of acquisitions. There can be no guarantee that we will have sufficient resources to comply with new laws, regulations or government action, or to successfully compete in the context of a shifting regulatory environment. Moreover, these laws and regulations may change, sometimes significantly, as a result of political, economic and social events.

We also generate a significant portion of our revenue from merchants operating in the regulated gaming and sports betting and foreign exchange trading sectors. Regulations in the gaming and sports betting and foreign exchange trading sectors vary significantly among different countries and localities. In many cases, they may be unclear and may also change, sometimes dramatically. Due to the borderless nature of online gaming and sports betting and foreign exchange trading, a merchant properly licensed in its home jurisdiction may still provide services to consumers in other jurisdictions, including jurisdictions where regulations are ambiguous or where gaming, sports betting and/or foreign exchange trading are prohibited. We have policies and procedures in place that are designed to ensure that we comply with applicable local laws and regulations regarding card brands, regulated verticals and bank sponsor requirements. However, these policies and procedures may not always be effective. If we provide services, intentionally or unintentionally, to gaming and sports betting and foreign exchange trading companies that do not have proper regulatory authorizations, we could be subject to fines, penalties, reputational harm or other negative consequences. Furthermore, European Union laws, regulations and directives are sometimes incompatible with local laws in place in European Union member countries, which introduces additional uncertainty around licensing and ongoing compliance obligations into the regulatory framework. Regulators may also seek to place greater emphasis on payment service providers who provide services to gaming and sports betting and foreign exchange trading companies, which could increase these risks. Moreover, we face increased risk of liability in jurisdictions in which we have an on the ground presence, assets, personnel or funds, such as through maintaining a bank account. Violations or changes in these or other laws and regulations that we are subject to may have a material adverse effect on our business, financial condition and results of operations.

Changes in laws or regulations relating to privacy and data protection, or any actual or perceived failure by us to comply with such laws and regulations, or contractual or other obligation relating to, privacy and data protection could adversely affect our business.

We receive, generate and store significant and increasing volumes of sensitive information, such as personal data of our employees, our merchants and any end users of payment services (e.g., payers, receivers, cardholders, merchants and those who may hold funds and balance in their accounts). As we seek to build a trusted and secure platform for commerce, and as we expand our network of clients and facilitate their transactions and interactions with one another, we are and will increasingly be subject to a variety of laws, directives and regulations, as well as contractual obligations, relating to the collection, use, retention, security, disclosure, transfer, destruction, de-identification and other processing of sensitive information in the jurisdictions in which we operate. The regulatory framework for privacy, data protection and data transfers worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Applicable privacy laws and court decisions could impact our ability to transfer personal data internationally. For example, the Court of Justice of the European Union, the European Union’s highest court, concluded in July 2020 that the European Union-U.S. Privacy Shield (a mechanism for the transfer of personal data from the European Union to the U.S.) is invalid. As a result of this decision, organizations transferring personal data from the European Union to a third country, such as the United States, are now required to carry out a transfer risk assessment in order to determine whether the recipient country offers the same level of protection than the one offered in the European Union. If the recipient country offers the same level of protection, the organization implements transfer tools (e.g. standard contractual clauses). If the recipient country fails to offer the same level of protection, however, supplementary measures are required to be taken, and without such measures, the transfers may be prohibited.

We publicly post documentation regarding our data privacy practices. Although we endeavor to comply with our published policies, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies that provide promises and assurances about privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices. Any failure, real or perceived, by us to comply with our posted privacy policies or with any regulatory requirements, certifications or orders or other privacy or consumer protection-related laws and regulations applicable to us could cause merchants to reduce their use of our products and services and could materially and adversely affect our business. In many jurisdictions, enforcement actions and consequences for noncompliance can be significant and are rising.

The U.S. federal and various state government bodies and agencies have adopted or are considering adopting laws and regulations limiting or otherwise regarding the collecting, distribution, use, disclosure, storage and security of personal information. For example, in June 2018, California passed the California Consumer Privacy Act (“CCPA”), which became effective on January 1, 2020 and imposes stringent data privacy and data protection requirements for the data of California residents. Enforcement of the CCPA by the California Attorney General began on July 1, 2020. Among other things, it requires covered companies to provide new disclosures to California consumers and afford such consumers new data protection rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal data that may increase the likelihood of, and risks associated with, data breach litigation. The effects of this legislation are potentially far-reaching and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply.

California voters also passed a new privacy law, the California Privacy Rights Act (“CPRA”), in the November 2020 election. The CPRA significantly modifies the CCPA, including by imposing additional obligations on covered companies and expanding consumers’ rights with respect to certain sensitive personal information, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply prior to the 2023 effective date. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. Aspects of the CCPA, the CPRA, and other laws and regulations relating to data protection, privacy and information security, as well as their enforcement, remain unclear, and we may be required to modify our practices in an effort to comply with them.

The CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the United States. The CCPA has prompted a number of proposals for federal and state privacy legislation that, if passed, could increase our potential liability, add layers of complexity to compliance in the U.S. market, increase our compliance costs and adversely affect our business.

Privacy laws inspired by the CCPA have also been introduced in a number of other states. Internationally, laws and regulations in many jurisdictions apply broadly to the collection, use, storage, disclosure and security of data that identifies or may be used to identify or locate an individual, such as names, email addresses and, in some jurisdictions, Internet Protocol, or IP addresses. For example, we are subject to Canada’s PIPEDA, and the analogous provincial laws, which similarly impose data privacy and security obligations on our processing of personal data. In December 2019, Canadian Ministers were mandated to draft and implement a new bill to reform PIPEDA providing expressly for the establishment of new rights related to privacy, such as personal data portability, the ability to remove, delete and erase personal data and the ability to withdraw consent to the exchange or sale of personal data, notably.

We are also subject to Québec’s Act respecting the protection of personal information in the private sector (the “Private Sector Act”). On June 12, 2020, the Government of Québec tabled Bill 64, an Act to modernize legislative provisions as regards the protection of personal information (“Bill 64”), which proposes major amendments to the Private Sector Act, notably, to impose new obligations on Québec businesses while significantly increasing the powers of its supervisory authority. Should Bill 64 pass, the Québec privacy regime for private companies would become more onerous, as new proposed penal provisions would introduce fines of either up to $25,000,000 or 4% of worldwide turnover for the preceding fiscal year, whichever sum is greater. Additionally, the proposed amendments include organizations’ duty to adopt corporate governance rules regarding the protection of personal information, organizations’ duty to report and log “confidentiality incidents”, requirements to assess privacy-related factors with regard to information systems and electronic service delivery projects, and many others.

The European Parliament and the Council of the European Union in 2016 adopted the European Union’s GDPR, which came into effect in May 2018, superseding the European Union Data Protection Directive, and imposing more stringent data privacy and data protection requirements. The GDPR introduced numerous privacy-related changes for companies whose processing is subject to the GDPR, including greater control for data subjects (such as the “right to be forgotten”), increased data portability for data subjects and increased fines. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater. Further, while the U.K. enacted the Data Protection Act 2018 in May 2018 that supplements the GDPR and has publicly announced that it will continue to regulate the protection of personal data in the same way post-Brexit, Brexit has created uncertainty with regard to the future of regulation of data protection in the U.K. Some countries also are considering or have passed legislation requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of delivering our platform.

Complying with CCPA, PIPEDA, the Private Sector Act and the GDPR or other laws, regulations or other obligations relating to privacy, data protection, data transfers, data localization, or information security may cause us to incur substantial operational costs or require us to modify our data practices. Non-compliance could result in proceedings against us by governmental entities or others, could result in substantial fines or other liability, and may otherwise adversely affect our business, financial condition and results of operations.

Additionally, some statutory requirements, both in the United States and abroad include obligations for companies to notify individuals of security breaches involving particular personal information, which could result from breaches experienced by us or our service providers. For example, laws in all 50 U.S. states require businesses to provide notice to customers whose personal data has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. States are also frequently amending existing laws, requiring attention to frequently changing regulatory requirements. The GDPR also contains data breach notification requirements. Any actual or perceived security breach could harm our reputation and brand, expose us to potential liability, result in a fine from payment networks or loss of PCI accreditation or require us to expend significant resources on data security and in responding to any such actual or perceived breach. Any contractual protections we may have from our service providers may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections.

In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply, or facilitate our merchants’ compliance, with such standards. Additionally, our customers and prospective customers have required, and may in the future require, us to comply with certain privacy, data protection and information security standards, including with respect to our data encryption practices, and we may undertake contractual commitments to adhere to such standards. We expect that there will continue to be new proposed laws and regulations and guidance concerning privacy, data protection and information security, and we cannot yet determine the impact such future laws, regulations, standards and guidance may have on our business. New laws, amendments to or re-interpretations of existing laws, regulations, industry standards, guidance, contractual obligations, customer expectations and other obligations may require us to incur additional costs and restrict our business operations. Because the interpretation and application of laws, standards, contractual obligations and other obligations relating to privacy and data protection are still uncertain, it is possible that these obligations may be interpreted and applied in a manner that varies by jurisdiction and/or that is inconsistent with our data privacy policies and procedures, including with respect to our data encryption practices, or the features of our platform. If so, we may face fines, lawsuits, regulatory investigations, imprisonment of company officials and public censure, other claims and penalties, significant costs for remediation and damage to our reputation. We could also be required to fundamentally change our business activities and practices, which could adversely affect our business. We may be unable to make such changes and modifications in a commercially reasonable manner, or at all. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, policies and guidance that are applicable to the businesses of our merchants may limit the use and adoption of, and reduce the overall demand for, our services. Any inability to adequately address privacy, data protection, or information security-related concerns, even if unfounded, or to successfully negotiate related contractual terms with merchants, or to comply with applicable laws, regulations, policies, standards and guidance relating to privacy, data protection and information security, including those with which we elect to comply, could result in additional cost and liability to us, harm our reputation and brand, damage our relationship with important providers and adversely affect our business, financial condition and results of operations.

Our business is subject to complex and evolving requirements and oversight related to our provision of payments services and other financial services.

The laws, rules and regulations that govern our business include, or may in the future include, those relating to banking, deposit-taking, cross-border and domestic money transmission, payment card networks, currency exchange, payments services (such as payment processing and settlement services), consumer financial protection, commercial electronic messaging, anti-money laundering, terrorist financing, escheatment and other standards or requirements imposed by regulators or the payment networks. For example, the payment networks require compliance with the PCI Data Security Standard, a set of industry requirements designed to ensure that companies that process, store, or transmit payment card information maintain a secure environment to protect cardholder data, as well as, in Canada, the Code. These laws, rules, regulations, standards and requirements are enforced by multiple authorities, governing bodies and organizations in Europe, the United States, the U.K. and Canada and the other jurisdictions in which we operate. As our business continues to develop and expand, we may become subject to additional requirements, which may limit or change how we conduct our business.

Our activities in the European Union are subject to the PSD2, implemented in both the U.K. in 2017 (by the Payment Services Regulations 2017) and the Republic of Cyprus in 2018 with a view to bringing regulation up to date with developments in the payment services industry, to promote further innovation and to improve consumer protection. SafeCharge Limited, a wholly-owned subsidiary of SafeCharge, is an Electronic Money Institution authorized and regulated by the Central Bank of Cyprus and has obtained permission under the U.K. FCA’s Temporary Permissions Regime to continue providing payment services to merchants in the U.K. following the end of the transitional period for the U.K.’s withdrawal from the European Union on December 31 2020. In addition, SafeCharge Financial, another wholly-owned subsidiary of SafeCharge, is authorized by the U.K. FCA as a Payment Institution. The authorization allows SafeCharge Financial to provide payments services in the U.K. in accordance with the Payment Services Regulations 2017. Regulatory reform in either jurisdiction could increase the cost of our operations or deny access to certain territories in the provision of certain services. As a result of the U.K.’s withdrawal from the European Union and the absence of an agreement between the U.K. and European Union with respect to financial services, SafeCharge Financial’s cross-border passporting rights, which allowed it to provide payment services throughout the European Union, ceased to be available from the end of 2020.

The Smart2Pay Transaction entailed the acquisition of its regulated subsidiary, Smart2Pay Regco, which is licensed as a payment services provider by the Dutch Central Bank to provide payment services 3 and 5 as referred to in PSD2. Continued compliance with the Dutch Central Bank’s rules entails additional costs and regulatory reform in the Netherlands could further increase the cost of our operations in that jurisdiction.

We believe that our activities in the United States and Canada do not require a charter or license from federal, state, or provincial financial regulatory authorities to conduct our activities in the United States or Canada. However, in 2018, the Canadian federal government restated its intent to introduce legislation to implement a new federal retail payments oversight framework (similar to PSD2). If implemented, the framework would require payment service providers to establish sound operational risk management practices and to protect users’ funds against losses, plus registration, which would represent a significant development in the Canadian payments landscape and require additional time and effort be spent to develop, implement and monitor such practices in Canada.

If we are found to have engaged in financial services activities requiring a charter or a license without having obtained such charter or license, we could be subject to civil and criminal fines, penalties, costs, legal fees, reputational damage or other negative consequences. For example, we could be required to change our business practices in order to comply with additional laws and regulations, including those related to anti-money laundering and terrorist financing, or could be forced to cease engaging in such regulated activity entirely. This could adversely affect our business, financial condition and results of operations.

The Payment Networks Act (Canada) has been enacted with a view to regulating national payment networks and their commercial practices. While this act refers to acquirers, it does not apply directly to them. However, it does contain various regulatory powers which have not yet been carried out, as the Code was adopted in lieu of regulations and relies on voluntary compliance. Canadian payment networks, issuers and acquirers abide by it mainly as a result of payment network rules. The stated purpose of the Code is to ensure that merchants are fully aware of the costs associated with accepting credit and debit card payments, provide merchants with increased pricing flexibility to encourage consumers to choose the lowest-cost payment option, and allow merchants to freely choose which payment options they will accept. There are 13 policy elements included in the Code, including requirements that merchant-acquirer agreements and monthly statements include a sufficient level of detail and are easy to understand, that merchants will receive a minimum of 90 days’ notice of any fee increases or the introduction of a new fee related to any credit or debit card transactions, or a reduction in applicable interchange rates, and that following notification of a fee increase or the introduction of a new fee, or a reduction in applicable interchange rates not passed on to merchants, merchants will be allowed to cancel their contracts without penalty.

The U.S. CFPB is the U.S. federal financial regulator with authority over the provision of consumer financial products and services (including many offered by our merchants or partners). Although we are not directly subject to the CFPB’s supervisory authority, the rules issued by the CFPB that apply to our merchants or partners may require us to adjust our activities and may increase our compliance costs. In addition, because we provide data processing services to banks and other financial institutions, we are or may become subject to indirect inquiries from the CFPB or from federal or state banking regulators. To comply with their regulatory obligations, these banks and other financial institutions may be required to perform appropriate due diligence on us and our activities, evaluate our risk management, information security, and information management systems, and conduct ongoing monitoring of our performance and our ability to deliver services.

In addition, all persons engaged in commerce in the United States, including, but not limited to, us, our merchants and our bank partners, are subject to Section 5 of the Federal Trade Commission Act prohibiting unfair or deceptive acts or practices, or UDAP. The Federal Trade Commission, or FTC, has authority to take action against nonbanks that engage in UDAP. We are also subject to various other consumer protection laws and related regulations in the markets in which we operate, and we may be subject to lawsuits from time to time relating to such laws and regulations. If we are subject to similar suits in the future or are found to have breached any consumer protection laws or regulations in any such market, this could have an adverse effect on our reputation, business, financial condition or results of operations.

We may be subject to fines or other penalties levied by regulators in one or more jurisdictions for failing to comply with applicable rules and regulations. In addition we could be subject to significant criminal and civil lawsuits, forfeiture of significant assets or other enforcement actions, including loss of licensure in a given jurisdiction. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny. Moreover, any perceived or actual breach of compliance by us with respect to applicable laws, rules, and regulations could have a significant impact on our reputation and could cause us to lose existing clients, prevent us from obtaining new clients, require us to expend significant funds to remedy problems caused by breaches and to avert further breaches and expose us to legal risk and potential liability.

Failure to comply with the CFPOA, the U.S. FCPA, anti-money laundering economic and trade sanctions regulations, and similar laws and regulations could subject us to penalties and other adverse consequences.

We operate our business in several countries where companies often engage in business practices that are prohibited by Canadian, U.S. and other laws and regulations applicable to us. We are subject to anti-corruption laws and regulations, including the CFPOA, the FCPA, the U.K. Bribery Act, the USA PATRIOT Act of 2001 and other laws that prohibit the making or offering of improper payments, including anti-bribery provisions in the Criminal Code of Canada and those enforced by the U.S. Department of Justice. These laws prohibit improper payments or offers, including payments to governments, officials and business entities for the purpose of obtaining or retaining business. There can be no assurance that our employees, consultants and agents, including those that may be based in or from countries where practices that violate Canadian, U.S. or other laws may be customary or commonplace, will not take actions in violation of our policies for which we may be ultimately responsible.

In addition, we are subject to certain anti-money laundering laws and regulations. In some jurisdictions, we are directly subject to these regulations. In other cases, we are contractually required to comply with certain laws and regulations to which our bank partners are subject. These laws and regulations, including the Canadian PCMLTFA and its related regulations, and the U.S. Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, typically require businesses to develop and implement risk-based anti-money laundering programs, report large cash transactions and suspicious activity, and maintain transaction records.

We are also subject to certain economic and trade sanctions programs that are administered by the Special Economic Measures Act in Canada and the U.S. Treasury Department’s OFAC, which prohibit or restrict transactions to or from or dealings with specified countries, their governments, and in certain circumstances, their nationals, and with individuals and entities that are specially designated nationals of those countries, narcotics traffickers, and terrorists or terrorist organizations. Similar anti-money laundering and sanctions laws apply to movements of currency and payments through electronic transactions and to dealings with persons specified in lists maintained by the country equivalents to OFAC lists in several other countries and entail specific data retention obligations to be observed by intermediaries in the payment process. Our businesses in those jurisdictions are subject to those data retention obligations.

Failure to comply with any of these laws or regulations or changes in the legal or regulatory environment, including changing interpretations and implementations of new or varying regulatory requirements, may result in significant financial or other penalties. We may also face significant criminal and civil lawsuits, forfeiture of significant assets or other enforcement actions, including loss of licensure in a given jurisdiction, or reputational damage, which could cause us to lose existing clients or prevent us from obtaining new clients or otherwise adversely affect our business, financial condition or results of operations.

We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Changes in tax laws and regulations or trade rules may impact our effective tax rate and may adversely affect our business, financial condition and operating results.

We operate on a global basis and have business operations in a number of different tax jurisdictions. Changes in our tax profile due to acquisitions or changes in tax legislation and rates in jurisdictions in which we operate may adversely affect our business, financial condition and operating results. Additionally, there is uncertainty with respect to tax and trade policies, tariffs and government regulations affecting trade between countries. Major developments in tax policy or trade relations, such as the Canada-United States-Mexico Agreement (the “CUSMA”) which came into effect on July 1, 2020, the disallowance of tax deductions for imported merchandise or the imposition of unilateral tariffs on imported products, could have a material adverse effect on our growth opportunities, business and results of operations. Regarding the CUSMA, in April 2020 all three countries provided formal notification that their respective internal ratification processes were complete. Since July 1, 2020, the CUSMA replaced the North American Free Trade Agreement. The impact of CUSMA on our business and operations remains uncertain.

We previously have participated in government programs in Canada that provide investment tax credits based upon qualifying research and development expenditures. If taxation authorities successfully challenge such expenses or the correctness of such income tax credits claimed, our historical operating results could be adversely affected.

We currently conduct activities through our subsidiaries pursuant to transfer pricing arrangements. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arm’s length. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arm’s length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us.

Risks Relating to Our Subordinate Voting Shares

If our Subordinate Voting Share price fluctuates, you could lose a significant part of your investment.

The stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our Subordinate Voting Shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations. If a market does not develop or is not maintained, the liquidity and price of our Subordinate Voting Shares could be seriously harmed.

Sales of substantial amounts of our Subordinate Voting Shares in the public market, or the perception that these sales may occur, could cause the market price of our Subordinate Voting Shares to decline.

Sales of substantial amounts of our Subordinate Voting Shares in the public market could occur at any time after the expiration of the 180-day contractual lock-up period described in the paragraph below. These sales, or the market perception that these sales may occur, could cause the market price of our Subordinate Voting Shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities.

Under our Articles, we are authorized to issue an unlimited number of Multiple Voting Shares and Subordinate Voting Shares, of which 92,247,808 Multiple Voting Shares and 45,924,637 Subordinate Voting Shares are outstanding. In connection with the completion of the IPO, we, each of our directors, executive officers and other current shareholders, and their respective associates and affiliates holding securities of the Company entered into a lock-up agreement pursuant to which we agreed not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of the IPO (the “Lock-Up Agreements”). The IPO Joint Active Bookrunners, however, may, in their sole discretion, permit us, our directors, executive officers and current shareholders who are subject to these Lock-up Agreements to sell shares prior to the expiration of the Lock-up Agreements. Following the expiration of the 180-day period, these shares will be available for sale in the public markets subject to restrictions under applicable securities laws. In addition, as of the date hereof, there are outstanding options to acquire our Subordinate Voting Shares. The Subordinate Voting Shares subject to these options will, to the extent permitted by any applicable vesting requirements, lock-up agreements and restrictions under applicable securities laws, also become eligible for sale in the public market. We also granted registration rights to our Principal Shareholders (as defined herein) pursuant to the Investor Rights Agreement. If a large number of our Subordinate Voting Shares or securities convertible into our Subordinate Voting Shares are sold in the public market after they become eligible for sale, or there is a perception that such sales could occur, the trading price of our Subordinate Voting Shares could decline and impede our ability to raise future capital. Further, we cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our Subordinate Voting Shares.

Limitations imposed by the FCA, the Central Bank of Cyprus and the Dutch Central Bank on the right to own our securities may result in sanctions being imposed on our regulated subsidiaries and an acquiror of such securities in the event of non-compliance by such acquiror, and may reduce the value of our Subordinate Voting Shares.

Several of the Company’s indirect subsidiaries are subject to regulatory supervision, including the requirement to obtain prior consent when a person holds, acquires or increases a qualifying holding in those entities. On the basis of these regulations, no person may hold or acquire, alone or together with others, a direct or indirect stake of 10% or more of our shares, 10% of the voting rights attached to our shares, or exercise, directly or indirectly, an equivalent degree of control in us (or increase an existing holding of 10% or more of our shares or the voting rights attached to our shares crossing a control threshold (20%, 30% or 50%)) without first obtaining the prior approval of the FCA and the Central Bank of Cyprus and a prior declaration of no objection from the Dutch Central Bank.

Non-compliance with those requirements constitutes an offense that may lead to criminal prosecution, as well a violation of applicable laws governing the payment services and electronic money industry in the relevant jurisdictions, which may lead to instructions, penalties and sanctions against the Company’s regulated subsidiaries as well as the person seeking to hold, acquire or increase the qualifying holding (including, but not limited to, substantial fines and prison sentences), may subject the relevant transactions to cancellation or forced sale, and may result in increased regulatory compliance requirements or other potential regulatory restrictions on our business (including in respect of matters such as corporate governance, restructurings, mergers and acquisitions, financings and distributions), enforced suspension of operations, cancellation of corporate resolutions made on the basis such qualifying holding, restitution to customers, removal of board members, suspension of voting rights and variation, cancellation or withdrawal of licenses and authorizations. If any of this were to occur, it could damage our reputation, limit our growth and materially and adversely affect our business, financial condition and results of operations.

In addition, uncertainty and inconvenience created by those requirements may discourage potential investors from acquiring 10% or more of our Subordinate Voting Shares, which may in turn reduce the value of the Subordinate Voting Shares.

If we fail to implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to the IPO, we have been a private company with limited accounting personnel and other resources to address our internal control over financial reporting and procedures. Since the IPO, we are subject to reporting and other obligations under applicable Canadian securities laws, including NI 52-109, and the rules of the TSX. These reporting and other obligations place significant demands on our management, administrative, operational and accounting resources. In order to meet such requirements, we have, among other things, established systems, implemented financial and management controls, reporting systems and procedures and hired qualified accounting and finance staff, and may be required to do so in the future. However, if we are unable to accomplish any necessary objectives in a timely and effective manner, our ability to comply with our financial reporting obligations and other rules applicable to reporting issuers could be impaired. Moreover, any failure to maintain effective internal controls could cause us to fail to satisfy our reporting obligations or result in material misstatements in our financial statements. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely affected which could also cause investors to lose confidence in our reported financial information, which could result in a reduction in the market price of our subordinate voting shares.

We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error and fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all.

We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. The rules implemented by the AMF, the securities regulators in each of the other provinces and territories of Canada and the TSX, have required changes in corporate governance practices of public companies. We expect that compliance with these laws, rules and regulations will substantially increase our expenses, including our legal and accounting costs, and make some activities more time-consuming and costly. Moreover, the securities regulators in Canada and the TSX may adopt new rules and regulations relating to information disclosure, financial reporting and controls and corporate governance in the future, which could subject us to additional increases in legal, accounting and other compliance costs. The new obligations of being a public company will require attention from our senior management and could divert their attention away from the day-to-day management of our business. Given that most of the individuals who now constitute our management team have limited experience managing a publicly traded company and complying with the increasingly complex laws pertaining to public companies, initially, these new obligations could demand even greater attention.

We also expect these laws, rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board or as officers.

As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Subordinate Voting Shares, fines, sanctions and other regulatory action and potentially civil litigation.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Subordinate Voting Shares and our trading volume could decline.

The trading market for our Subordinate Voting Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our Subordinate Voting Shares would likely be negatively affected. In the event that securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our Subordinate Voting Shares or publish inaccurate or unfavorable research about our business, the price of our Subordinate Voting Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Subordinate Voting Shares could decrease, which might cause the price of our Subordinate Voting Shares and trading volume to decline.

Each of Novacap, Caisse and our Chief Executive Officer beneficially owns a significant amount of our shares and may have interests that differ from, or may take actions that are not in the interests of, other shareholders.

Each of Novacap, Caisse and our Chief Executive Officer (the “Principal Shareholders”) holds approximately 39.88%, 23.04% and 37.08%, respectively, of our Multiple Voting Shares and 37.99%, 21.95% and 35.32%, respectively, of our outstanding voting rights. Novacap, Caisse and our Chief Executive Officer will therefore have significant influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions. Novacap has the right to designate two (2) members to our Board, Caisse has the right to designate one (1) member to our Board and our Chief Executive Officer has a seat on the Board and the right to designate one (1) additional member to our Board. Circumstances may occur in which the interests of Novacap, Caisse and/or our Chief Executive Officer could be in conflict with the interests of other shareholders, and any of Novacap, Caisse or our Chief Executive Officer would have significant influence to cause us to take actions that align with their interests.

Additionally, Novacap and Caisse are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. Novacap and Caisse may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. Our Audit Committee is responsible for reviewing all related party transactions for potential conflict of interest situations and approving all such transactions. Our Audit Committee consists of directors who are independent as required by applicable Canadian securities regulation and the TSX Company Manual, subject to the permitted phase-in period afforded by such rules. In addition, our code of ethics contains provisions designed to address conflicts of interest. However, such provisions may not be effective in limiting Novacap and Caisse’s significant influence over us.

The dual-class structure contained in our Articles has the effect of concentrating voting control and the ability to influence corporate matters with Novacap, Caisse and our Chief Executive Officer.

Our Multiple Voting Shares have 10 votes per Multiple Voting Share and our Subordinate Voting Shares have one vote per Subordinate Voting Share. Shareholders who hold Multiple Voting Shares, including Novacap, Caisse and, indirectly, our Chief Executive Officer, will together hold approximately 95.26% of the voting rights of our outstanding voting shares and therefore have significant influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions. In addition, the Principal Shareholders entered into the Investor Rights Agreement providing for certain director nomination rights and registration rights.

In addition, because of the 10-to-1 voting ratio between our Multiple Voting Shares and Subordinate Voting Shares, the holders of our Multiple Voting Shares continue to control a majority of the combined voting rights of our voting shares although the Multiple Voting Shares represent a substantially reduced percentage of our total outstanding voting shares. The concentrated voting control of holders of our Multiple Voting Shares limits the ability of our subordinate voting shareholders to influence corporate matters for the foreseeable future, including the election of directors as well as with respect to decisions regarding amending our share capital, creating and issuing additional classes of shares, making significant acquisitions, selling significant assets or parts of our business, merging with other companies and undertaking other significant transactions. As a result, holders of Multiple Voting Shares have the ability to influence or control many matters affecting us and actions may be taken that our subordinate voting shareholders may not view as beneficial. The market price of our Subordinate Voting Shares could be adversely affected due to the significant influence and voting rights of the holders of Multiple Voting Shares. Additionally, the significant voting interest of holders of Multiple Voting Shares may discourage transactions involving a change of control, including transactions in which an investor, as a holder of the Subordinate Voting Shares, might otherwise receive a premium for the Subordinate Voting Shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed by one or more holders of Multiple Voting Shares.

Future transfers by holders of Multiple Voting Shares, other than permitted transfers to such holders’ respective affiliates or direct family members or to other permitted holders, will result in those Multiple Voting Shares automatically converting to Subordinate Voting Shares, which will have the effect, over time, of increasing the relative voting rights of those holders who retain their Multiple Voting Shares.

We do not anticipate paying any cash dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the operation of our business and future growth. We do not intend to pay any dividends to holders of our Subordinate Voting Shares for the foreseeable future. As a result, capital appreciation in the price of our Subordinate Voting Shares, if any, will be your only source of gain on an investment in our Subordinate Voting Shares.

Our by-laws provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to our internal affairs will be required to be litigated in the Province of Québec, which could limit your ability to obtain a favorable judicial forum for disputes with us.

We have adopted a forum selection by-law that provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of the Province of Québec, Canada and appellate Courts therefrom (or, failing such Court, any other “court” as defined in the CBCA having jurisdiction, and the appellate Courts therefrom), will be the sole and exclusive forum for: any derivative action or proceeding brought on our behalf; any action or proceeding asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us; any action or proceeding asserting a claim arising pursuant to any provision of the CBCA or our Articles or by-laws; or any action or proceeding asserting a claim otherwise related to our “affairs” (as defined in the CBCA). Our forum selection by-law also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of Québec and to service of process on their counsel in any foreign (non-Canadian) action initiated in violation of our by-law. Therefore, it may not be possible for securityholders to litigate any action relating to the foregoing matters outside of the Province of Québec.

Our forum selection by-law seeks to reduce litigation costs and increase outcome predictability by requiring derivative actions and other matters relating to our affairs to be litigated in a single forum. While forum selection clauses in corporate charters and by-laws are becoming more commonplace for public companies in the United States and have been upheld by courts in certain states, they are untested in Canada. It is possible that the validity of our forum selection by-law could be challenged and that a court could rule that such by-law is inapplicable or unenforceable. If a court were to find our forum selection by-law inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions and we may not obtain the benefits of limiting jurisdiction to the courts selected.

Provisions of our Articles and by-laws and certain Canadian legislation could delay or deter a change of control, limit attempts by our shareholders to replace or remove our current senior management and affect the market price of our Subordinate Voting Shares.

Our Articles authorize our Board to issue an unlimited number of Preferred Shares without shareholder approval and to determine the rights, privileges, restrictions and conditions granted to or imposed on any unissued series of Preferred Shares. Those rights may be superior to those of our Subordinate Voting Shares and Multiple Voting Shares. For example, Preferred Shares may rank prior to Subordinate Voting Shares and Multiple Voting Shares as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into Subordinate Voting Shares. If we were to issue a significant number of Preferred Shares, these issuances could deter or delay an attempted acquisition of us or make the removal of management more difficult. Issuances of Preferred Shares, or the perception that such issuances may occur, could cause the trading price of our Subordinate Voting Shares to drop.

We may issue additional Subordinate Voting Shares and Multiple Voting Shares and such issuance will result in immediate dilution to existing shareholders.

Our Articles permit us to issue an unlimited number of Subordinate Voting Shares and Multiple Voting Shares. We anticipate that we will, from time to time, issue additional Subordinate Voting Shares or other securities convertible or exercisable for Subordinate Voting Shares, including pursuant to the exercise of stock options. Subject to the requirements of the TSX, we will not be required to obtain the approval of shareholders for the issuance of additional Subordinate Voting Shares or other securities convertible or exercisable for Subordinate Voting Shares. Although the rules of the TSX generally prohibit us from issuing additional Multiple Voting Shares, there may be certain circumstances where additional Multiple Voting Shares may be issued, including pursuant to the exercise of the subscription rights attached to the Multiple Voting Shares. Any further issuances of Subordinate Voting Shares, Multiple Voting Shares or other securities convertible or exercisable for Subordinate Voting Shares or Multiple Voting Shares will result in immediate dilution to existing shareholders. Furthermore, issuances of a substantial number of additional Subordinate Voting Shares, Multiple Voting Shares or other securities convertible or exercisable for Subordinate Voting Shares or Multiple Voting Shares, or the perception that such issuances could occur, may adversely affect the prevailing market price for the Subordinate Voting Shares. Additionally, any further issuances of Multiple Voting Shares may significantly lessen the combined voting rights of our Subordinate Voting Shares due to the 10-to-1 voting ratio between our Multiple Voting Shares and Subordinate Voting Shares.

Additional Information

Additional information relating to the Company, including the Company’s most recent annual and quarterly reports is available on SEDAR at www.sedar.com.

Certification of Disclosure

Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with the securities regulatory authorities are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. The CEO and the CFO, along with Management, have evaluated and concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2020.

Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Chief Executive Officer and Chief Financial Officer have been advised that the control framework the Chief Executive Officer and the Chief Financial Officer used to design the Company’s internal controls over financial reporting is recognized by the Committee of Sponsoring Organizations of the Treadway Commission. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to its internal controls over financial reporting during the period ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect the Company’s internal controls over financial reporting. No such changes were identified through their evaluation. The Chief Executive Officer and Chief Financial Officer, together with management, have evaluated and concluded that, to the best of their knowledge, the Company’s internal controls over financial reporting were effective as at December 31, 2020.

Limitations of Controls and Procedures

Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the reality judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Limitation on Scope of Design

The scope of design of internal controls over financial reporting and disclosure controls and procedures excluded the controls, policies, and procedures of Smart2Pay which was acquired on November 2, 2020. Smart2Pay’s contribution to our Consolidated Statements of Loss and Comprehensive Loss for Fiscal 2020 was approximately 3% of total revenues and approximately (3%) of total net loss. Additionally, as at December 31, 2020, Smart2Pay’s current assets and current liabilities were approximately 7% and 6% of consolidated current assets and current liabilities, and non-current assets, which includes intangible assets and goodwill from acquisition, were approximately 23% of consolidated non-current assets. The amounts recognized for the assets acquired and liabilities assumed at the date of acquisition are described in Note 4 of the Consolidated Financial Statements for the fiscal year ended Fiscal 2020.